                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-46511

                                212,717 SHARES

                          [LOGO OF SIGNATURE RESORTS]

                            SIGNATURE RESORTS, INC.

                                 COMMON STOCK

  The shares of Common Stock, par value $0.01 per share ("Common Stock"), of Signature Resorts, Inc., a Maryland corporation (the "Company" or "Signature"), which may be offered hereby (the "Registered Offering") are held by certain stockholders of the Company (the "Registering Stockholders"). See "Registering Stockholders." The Company will not receive any of the proceeds from the sale of any shares offered hereby. The Registering Stockholders received such shares of Common Stock in private placement transactions and the Company has agreed to file and maintain a shelf registration statement relating to such shares in order to permit the Registering Stockholders to resell such shares from time-to-time in public transactions. In connection with this transaction, the Company will bear expenses estimated at $37,000.

  The Common Stock is listed on the New York Stock Exchange under the symbol "OWN." Prior to February 6, 1998, the Common Stock was listed on the Nasdaq National Market under the symbol "SIGR." On February 17, 1998, the last reported sales price for the Company's Common Stock was $24 13/16 per share.

  SEE "RISK FACTORS" COMMENCING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ----------------

 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED UPON  THE  ACCURACY  OR ADEQUACY  OF  THIS  PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  Any distribution of the shares covered by this Prospectus may be effected from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange, in negotiated transactions or in a combination of such methods of sale, at fixed prices, at prices related to the prevailing market prices or at negotiated prices. The Registering Stockholders will effect any such transactions with or through one or more broker-dealers which may act as agent or principal, and if required by the Company, through block trades or offerings through underwriters. Any such broker-dealer may receive compensation in the form of underwriting discounts, concessions or commissions from the Registering Stockholders and/or the purchaser of the shares for whom it may act as agent or to whom it may sell as principals or both. With respect to any shares sold by a Registering Stockholder, the Registering Stockholder and/or any broker-dealer effecting the sales may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by the broker-dealer and any profit on the resale of shares as principal may be deemed to be underwriting discounts or commissions under the Securities Act. Additionally, the Registering Stockholders may pledge or make gifts of their shares and such shares may also be sold by the pledgees or transferees. See "Plan of Distribution."

                               ----------------

               The date of this Prospectus is February 20, 1998

  CERTAIN PERSONS PARTICIPATING IN THIS REGISTERED OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF
DISTRIBUTION."

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus, or in any document incorporated by reference herein, as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified by such reference.

  The Company is also subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports and other information with the Commission. Copies of the Registration Statement and reports, proxy statements and other information concerning the Company may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington address upon payment of the fees prescribed by the Commission or may be examined without charge at the offices of the Commission. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are publicly available through the Commission's Website (http://www.sec.gov). In addition, such reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 on which the Common Stock of the Company is traded.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which the Company has filed with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in, and shall be deemed to be a part of, this Prospectus:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

    (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

    (c) The Company's amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1997, filed with the Commission on October 6, 1997;

    (d) The Company's Proxy Statement dated April 11, 1997 related to the Annual Meeting of Stockholders held on May 16, 1997;

    (e) The Company's Current Report on Form 8-K filed with the Commission on May 30, 1997;

    (f) The Company's amended Current Report on Form 8-K/A filed with the Commission on July 29, 1997;

    (g) The Company's Current Report on Form 8-K filed with the Commission on September 9, 1997;

    (h) The Company's Current Report on Form 8-K filed with the Commission on September 12, 1997;

    (i) The Company's Current Report on Form 8-K filed with the Commission on October 6, 1997;

    (j) The Company's amended Current Report on Form 8-K/A filed with the Commission on October 10, 1997;

    (k) The Company's amended Current Report on Form 8-K/A filed with the Commission on October 22, 1997;

    (l) The Company's Current Report on Form 8-K filed with the Commission on December 24, 1997;

    (m) The Company's Current Report on Form 8-K filed with the Commission on January 20, 1998; and

    (n) The Company's Current Report on Form 8-K filed with the Commission on February 5, 1998.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part thereof from the respective dates of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

  This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to the attention of Andrew D. Hutton, Vice President and General Counsel, Signature Resorts, Inc., 1875 South Grant Street, Suite 650, San Mateo, California 94402 (Telephone: (650) 312-7171).

                                    SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, included elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise indicates, the "Company" means Signature Resorts, Inc. and includes its corporate and partnership predecessors and wholly-owned subsidiaries and affiliates, including AVCOM International, Inc. ("AVCOM") and its subsidiaries, which were acquired by a subsidiary of Signature Resorts, Inc. on February 7, 1997 in the merger with AVCOM (the "AVCOM Merger"), Plantation Resorts Group, Inc. ("PRG") and its subsidiaries, which were acquired by a subsidiary of Signature Resorts, Inc. on May 15, 1997 (the "PRG Merger") and LSI Group Holdings Plc ("LSI") and its subsidiaries, which were acquired by Signature Resorts, Inc. on August 28, 1997 (the "LSI Acquisition"). This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." Except as indicated to the contrary, all information in this Prospectus has been restated to reflect the Company's three-for-two stock split in the form of a Common Stock dividend paid on October 27, 1997 to stockholders of record on October 10, 1997. See "Recent Developments--Three-for-Two Stock Split."

                                THE COMPANY

  The Company is the world's largest developer and operator of vacation ownership resorts. The Company is devoted exclusively to vacation ownership operations and, as of the date of this Prospectus, the Company's properties consist of 77 vacation ownership resort locations in eight North American and European countries. Through its Marc Hotels & Resorts subsidiary, the Company manages an additional 22 resorts in Hawaii.

  The Company's principal operations currently consist of (i) acquiring, developing and operating vacation ownership resorts, (ii) marketing and selling vacation ownership interests in its North American resorts, which typically entitle the buyer to use a fully-furnished vacation residence, generally for a one-week period each year in perpetuity ("Vacation Intervals"), (iii) marketing and selling vacation points at its European resort locations and the 21 North American resort locations acquired by the Company through its acquisition of Vacation Internationale, Ltd. which may be redeemed for occupancy rights at participating resorts ("Vacation Points") and (iv) providing consumer financing to individual purchasers for the purchase of Vacation Intervals at its resorts. The Company also provides resort management and maintenance services at its resorts for which it receives fees paid by the resorts' homeowners' associations.

  The Company's principal executive offices are located at 1875 South Grant Street, Suite 650, San Mateo, California 94402, and its telephone number is
(650) 312-7171.

                              RECENT DEVELOPMENTS

  Acquisition of MMG Holding Corp. and Affiliated Companies. On February 3, 1998, the Company announced that it had acquired 100% of the capital stock of MMG Holding Corp., MMG Development Corp. and certain affiliated companies for approximately $26.5 million, comprised of $18.5 million in cash and the assumption of approximately $8.0 million of indebtedness. The acquired assets include MMG's approximately $6.6 million mortgages receivable portfolio. MMG is an Orlando, Florida based developer, operator and manager of vacation ownership resorts, with sales or management operations at six resorts in Orlando, Ft. Lauderdale and Deerfield Beach, Florida; Banner Elk, North Carolina; and Gatlinburg and Pigeon Forge, Tennessee. In addition, Signature has assumed MMG's commitment to purchase an additional resort in Gatlinburg, Tennessee.

  Fourth Quarter and 1997 Year End Results. On January 27, 1998, the Company announced total revenues for the three months ended December 31, 1997 of $88.4 million, a 32% increase over the $66.9 million pro forma total revenues for the comparable period of 1996. Recurring net income for the three months ended December 31, 1997 was $10.2 million, a 392% increase over the $2.1 million pro forma recurring net income for the comparable period of 1996. Recurring net income margins for the quarter increased to 11.6% from 3.1% pro forma recurring net income margins for the comparable period of 1996.

  On a diluted per share basis, recurring net income increased 367% to $0.28 for the fourth quarter of 1997 from $0.06 pro forma recurring net income for the fourth quarter of 1996. EBITDA for the fourth quarter of 1997 increased 183% to $23.6 million from pro forma EBITDA of $8.4 million for the fourth quarter of 1996. EBITDA margins increased in the quarter to 26.7% from 12.5% pro forma EBITDA margins for the comparable period of 1996.

  Interval sales during the fourth quarter of 1997 increased to 3,666 intervals sold from 3,573 intervals sold during the fourth quarter of 1996. The average sales price for intervals sold increased 18% to $15,539 during the fourth quarter of 1997 from $13,171 during the comparable period of 1996. The average sales price will change from period to period depending upon the mix of resorts in sales and the types of units sold (studio, one, two and three bedrooms). Point sales revenue during the fourth quarter of 1997 increased 43% to $13.8 million from $9.7 million during the comparable period of 1996. The increase in interval and point sales revenues is, in a large part, the result of continued strong sales trends at the Company's resorts as well as the Company recording points sales at the Vacation Internationale and Global Group resorts which the Company acquired during the fourth quarter of 1997.

  Reported net income of $4.2 million and reported diluted earnings per share of $0.12 for the fourth quarter of 1997 differ from recurring net income of $10.2 million and recurring diluted earnings per share of $0.28, reflecting a one-time non-cash charge of $6.0 million during the fourth quarter of 1997 for deferred taxes resulting from the change in tax status of PRG from a partnership to a "C" Corporation for federal income tax purposes. Pro forma reported net loss of ($6.1) million and pro forma reported diluted loss per share of ($0.18) for the fourth quarter of 1996 differ from pro forma recurring net income of $2.1 million and pro forma recurring earnings per share of $0.06, reflecting non-recurring charges of $13.5 million ($8.2 net of tax) incurred in the fourth quarter of 1996 due to the write down of certain AVCOM assets to net realizable value, severance related costs and an increase in reserves for mortgages receivable.

  On January 27, 1998, the Company also announced total revenues for the twelve months ended December 31, 1997 were $337.7 million, a 53% increase over the $220.1 million pro forma total revenues for the twelve months ended December 31, 1996. Recurring net income for the twelve months ended December 31, 1997 was $32.2 million, a 128% increase over the $14.2 million pro forma recurring net income for 1996. Recurring net income margins for 1997 increased to 9.5% from 6.4% pro forma net income margins for 1996.

  On a diluted per share basis, recurring net income increased 117% to $0.89 for 1997 from $0.41 pro forma recurring net income for 1996. EBITDA for 1997 increased 100% to $82.3 million from the pro forma EBITDA of $41.1 million for 1996. EBITDA margins increased for 1997 to 24.4% from 18.7% pro forma EBITDA margins for 1996.

  Interval sales during the twelve months ended December 31, 1997 increased 45% to 17,271 intervals sold from 11,946 intervals sold during the twelve months ended December 31, 1996. The average sales price for intervals sold increased 6% to $13,885 during 1997 from $13,146 during 1996. The average sales price will change from period to period depending upon the mix of resorts in sales and the types of units sold (studio, one, two and three bedrooms). Point sales revenue during the twelve months ended December 31, 1997 increased 63% to $41.3 million from $25.3 million during 1996.

  Reported net income of $19.5 million and reported diluted earnings per share of $0.54 for the twelve months ended December 31, 1997 differ from recurring net income of $32.2 million and recurring diluted earnings per share of $0.89, reflecting (i) one-time merger-related charges of $10.0 million ($6.0 million net of tax) incurred during 1997 in connection with the acquisitions of AVCOM and LSI, (ii) $6.0 million of deferred taxes resulting from the change in tax status of PRG from a partnership to a "C" Corporation for federal income tax purposes and (iii) $0.7 million, net of tax, for costs associated with the early extinguishment of debt. Pro forma reported net income for $6.6 million and pro forma reported earnings per share of $0.19 for 1996 differ from pro forma recurring net income and pro forma recurring diluted earnings per share of $14.2 million and $0.41, respectively, reflecting net non-recurring charges of $14.4 million ($8.6 million net of tax) incurred during 1996 due to the write down of certain AVCOM assets to net realizable value, severance related costs and an increase in reserves for mortgage receivables. The Company also received non-recurring revenue of $1.7 million ($1.0 million net of tax) in 1996 resulting from the collection of a note receivable obtained in the Company's 1995 purchase of the Flamingo Beach Club Resort.

  The Company's total mortgage receivables balance at December 31, 1997 was $354.7 million, an increase of 52.3% from $232.8 million in total mortgage receivables at December 31, 1996. The Company's allowance for doubtful accounts as a percentage of gross mortgages receivable decreased to 6.5% at December 31, 1997 from 7.4% at December 31, 1996. The Company reported an allowance for doubtful accounts of 6.2% of gross mortgages receivable at December 31, 1996 in its 1996 Form 10-K prior to the later adjustments required to restate the Company's historical financial statements to reflect the pooling of interests accounting treatment for the Company's acquisitions by merger of AVCOM, PRG and LSI. The increased allowance at December 31, 1996 reported in the Company's restated financials was largely the result of additional reserves reported by these acquired entities prior to their acquisition by Signature.

  At December 31, 1997, approximately 4.0% of the Company's consumer loans were considered by the Company to be delinquent (past due by 60 but not more than 120 days), which is comparable to the 4.1% delinquency rate at December 31, 1996. An additional approximately 2.0% of the Company's consumer loans were 120 days or more past due at December 31, 1997. At December 31, 1996, 1.2% of the Company's consumer loans were more than 120 days past due.

  Acquisition of Westin Carambola Beach Resort. On January 26, 1998, the Company announced the consummation of its acquisition of the Westin Carambola Beach Resort (the "Carambola Beach Resort") on the island of St. Croix, United States Virgin Islands for a purchase price of $13 million. The Carambola Beach Resort contains 156 one-bedroom suites and one two-bedroom suite located in 27 detached two-story bungalows. The Company plans to begin vacation ownership sales and commence the first phase of renovations at the Carambola Beach Resort during the second quarter of 1998.

  Development Agreement with Westin Hotels & Resorts. On January 19, 1998, the Company announced that it and Westin Hotels & Resorts ("Westin") had modified their existing joint development agreement to make the relationship non-exclusive between the parties. Under their modified relationship, the Company and Westin each will be free to independently pursue all vacation ownership development opportunities. Under the parties' prior exclusive agreement, the Company and Westin each were restricted from developing four and five star vacation ownership resorts with third parties. The Company and Westin, however, will continue to jointly own and operate the Westin Vacation Club at St. John, U.S. Virgin Islands. As part of the modification, the Company's and Westin's representatives no longer serve on the other's board of directors. See "Risk Factors--Risks Related to Westin Agreement; Limited Control of Resorts" and "Business--Westin Vacation Club Resorts."

  Acquisition of European Vacation Ownership Business of Global Development Ltd. On December 5, 1997, the Company consummated its acquisition of the European vacation ownership business of Global Development Ltd. and certain of its affiliated companies (the "Global Group") through an asset purchase for cash consideration of approximately $18 million. The Global Group has 13 resort locations in France (3),

United Kingdom (4), Austria (1), mainland Spain (1), and the Canary Islands
(4). The Company assumed no long-term debt as part of this transaction, but assumed approximately $7.0 million in current liabilities and acquired assets valued at approximately $15.8 million. The Global Group sells Vacation Intervals and vacation points at its resorts. Its Global Vacation Club allows its members to use annual allotments of points as a currency to reserve each year the specific resort, season, unit type and length of stay at any of the club's 13 resorts. The asset purchase will be accounted for using the purchase method of accounting.

  Acquisition of Embassy Suites Resort at Kaanapali Beach, Maui. On
November 14, 1997, a partnership of which the Company is a managing general partner consummated its acquisition of the Embassy Suites Resort at Kaanapali Beach, Maui, Hawaii for approximately $78 million. The acquiring entity is a partnership formed by a wholly-owned subsidiary of the Company (as the managing general partner), the Whitehall Street Real Estate Limited Partnership VII and Apollo Real Estate Advisors, L.P. The Company's subsidiary owns a 24% partnership interest in the acquiring entity. The Embassy Suites Resort at Kaanapali Beach is a 413-suite, full service resort hotel located on the beach in Kaanapali, Maui, Hawaii. Upon the receipt of necessary governmental approvals, the Company intends to convert the first phase of hotel suites to vacation ownership units. The Company expects to operate the resort with approximately 256 hotel suites and approximately 157 one-bedroom and two-bedroom vacation ownership units. Vacation ownership sales at the resort are anticipated to commence in the first half of 1998.

  Acquisition of Vacation Internationale, Ltd. On November 7, 1997, the Company consummated its acquisition of 100% of the capital stock of Vacation Internationale, Ltd. ("VI") for approximately $24.3 million, comprised of $8.0 million in cash and promissory notes and the assumption of approximately
$16.3 million of long-term indebtedness. Founded in 1974, VI is a Bellevue, Washington based developer and operator of vacation ownership resorts. VI's Vacation Time Share Program includes 21 owned, managed or affiliated resorts in the Western United States, Hawaii, Mexico and Canada. The acquired assets include VI's approximately $12.8 million mortgages receivable portfolio. VI's club program allows its approximately 31,000 member families to use their annual allotments of points as a currency to reserve each year the specific resort, season, unit type and length of stay at any of the club's 21 resorts. The VI acquisition will be accounted for using the purchase method of accounting for business combinations.

  Three-for-Two Stock Split. On October 27, 1997, the Company effected a three-for-two stock split in the form of a common stock dividend on the Company's Common Stock, par value $.01 per share ("Common Stock"). Stockholders of record on October 10, 1997 (the "Record Date") received one additional share of Common Stock for every two shares owned on the Record Date. Fractional shares were paid in cash.

  Acquisition of Marc Hotels & Resorts. On October 10, 1997, the Company consummated its acquisition (the "Marc Acquisition") of Hawaii-based Marc Hotels & Resorts, Inc. ("Marc Resorts"), acquiring 100% of the capital stock of Marc Resorts for 212,717 newly issued shares of the Company's Common Stock. Marc Resorts is one of Hawaii's leading hospitality management companies and operators of hotels, resort condominiums and all-suite resorts with 22 managed resort locations on Hawaii's five major islands. The Marc Acquisition will be accounted for using the purchase method of accounting for business combinations.

  Creation of Sunterra Resorts Brand. On September 24, 1997, the Company announced the creation of "Sunterra Resorts," the Company's new flagship brand of vacation ownership resorts. Initially, 19 formerly non-branded properties will assume the Sunterra Resorts name and will become the Company's third vacation ownership brand in North America, joining the Embassy Vacation Resorts and Westin Vacation Club brands. The introduction of the Sunterra Resorts brand marks the first step in the evolution of the Company's planned "Club Sunterra" points-based vacation club. The Company plans to continue its introduction of the Sunterra brand to its owner families and the traveling public and by year-end 1998 intends to create Club Sunterra, a complete points-based vacation club with multiple worldwide products, internal exchange and flexible lengths of stay.

                            THE REGISTERED OFFERING

 Common Stock offered by the Registering
  Stockholders.............................. 212,717 shares
 Common Stock to be outstanding after
  the Registered Offering................... 35,880,086 shares(1)
 Use of Proceeds............................ The Company will not receive any proceeds from the sale of Common
                                             Stock by the Registering
                                             Stockholders in the Registered
                                             Offering. See "Use of Proceeds."
 New York Stock Exchange symbol............. "OWN"

--------
(1) Does not include 4,536,990 shares of Common Stock initially issuable upon conversion of the Company's 5 3/4% Convertible Subordinated Notes due 2007 (the "Convertible Notes"), 3,496,220 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Company's 1996 Equity Participation Plan and 747,518 shares of Common Stock reserved for issuance pursuant to the Company's Employee Stock Purchase Plan. Holders of shares of the Company's Common Stock are not entitled to vacation ownership interests at any of the Company's resorts.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following material risk factors should be carefully considered in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. The Company cautions the reader that this list of material risk factors may not be exhaustive.

  The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Certain statements in this Prospectus that are not historical fact constitute "forward- looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Discussions containing such forward-looking statements may be found in the material set forth under "Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within the Prospectus generally. In addition, when used in the Prospectus the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth in the Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

RISK OF INCREASING LEVERAGE; RESTRICTIVE COVENANTS

  The Company will have significant interest expense and principal repayment obligations under its indebtedness. As of September 30, 1997, the Company and its consolidated subsidiaries had an aggregate of $445.9 million of long-term debt. See "Consolidated Capitalization." Total debt to total capitalization was 65.1% and 69.5% at December 31, 1996 and September 30, 1997, respectively.

  Prior to the Note Offering, the Company financed Vacation Interval sales through the hypothecation of its consumer mortgages receivable. Under such hypothecation arrangements, third party lenders loaned the Company up to 90% of the par value of its consumer mortgages receivable. Consumer mortgages receivable payments, consisting of principal and interest, are paid to the third party lenders. The Company's cash flows from consumer mortgages receivable are sufficient to service the underlying hypothecated notes, which totaled $81.2 million at September 30, 1997.

  For the year ended December 31, 1996, the Company had $30.2 million in negative cash flows from operations. Due to the significant growth of the Company during the year ended December 31, 1996, cash flows from operations included a use of cash for real estate and development costs totaling $71.9 million. In light of the foregoing, and after giving effect to the Note Offering, cash flows from operations would not have been sufficient to service the Company's debt with respect to the Convertible Notes and the Senior Subordinated Notes. Excluding the real estate and development costs, however, cash flows from operations would have been $41.7 million, and based on an aggregate of $28.4 million in interest costs on the Convertible Notes and the Senior Subordinated Notes, 68.1% of cash flows from operations would be required to service the Company's debt under such notes.

  Future development by the Company at its resorts will be financed with existing cash, indebtedness obtained pursuant to the Company's existing credit facilities or credit facilities obtained by the Company in the future. The agreements with respect to such credit facilities do contain or in the future could contain restrictive covenants, including covenants limiting capital expenditures, incurrence of debt and sales of assets and requiring the Company to achieve certain financial ratios, some of which could become more restrictive over time. The Indenture also contains restrictive covenants, including covenants limiting the incurrence of indebtedness, the payments of dividends or other distributions and sales of assets. See "Description of Notes--Certain Covenants." The Company is restricted from paying dividends by certain of its debt agreements which require tangible net worth of at least $140 million. The Indenture also limits the Company's ability to pay dividends. See "Description of Notes--Certain Covenants--Limitation on Restricted Payments." Subsequent acquisition activities will be financed primarily by new financing arrangements. Portions of the Company's indebtedness currently are, and in the future may be, secured by mortgages on the Company's resorts, as well as other assets of the Company. Among other consequences, the leverage of the Company and such restrictive covenants and other terms of the Company's debt instruments could impair the Company's ability to obtain additional financing in the future, to make acquisitions and to take advantage of significant business opportunities that may arise. In addition, the Company's leverage may increase its vulnerability to adverse general economic and vacation ownership industry conditions and to increased competitive pressures.

ACQUISITION STRATEGY AND RISKS RELATED TO RAPID GROWTH

  Growth by Acquisition. A principal component of the Company's strategy is to continue to grow by acquiring additional resorts. The Company's future growth and financial success will depend upon a number of factors, including its ability to identify attractive resort acquisition opportunities, consummate the acquisitions of such resorts on favorable terms, convert such resorts to use as vacation ownership resorts and profitably sell Vacation Intervals at such resorts. There can be no assurance that the Company will be successful with respect to such factors. The Company's ability to execute its growth strategy depends to a significant degree on the existence of attractive resort acquisition opportunities (which, in the past, have included completed or nearly completed resort properties), its ability both to consummate acquisitions on favorable terms and to obtain additional debt and equity capital and to fund such acquisitions and any necessary conversion and marketing expenditures. Currently, there are numerous potential buyers of resort real estate which are better capitalized than the Company competing to acquire resort properties which the Company may consider attractive resort acquisition opportunities. There can be no assurance that the Company will be able to compete against such other buyers successfully or that the Company will be successful in consummating any such future financing transactions or equity offerings on terms favorable to the Company. The Company's ability to obtain and repay any indebtedness at maturity may depend on refinancing, which could be adversely affected if the Company cannot effect the sale of additional debt or equity through public offerings or private placements on terms favorable to the Company. Factors which could affect the Company's access to the capital markets, or the cost of such capital, include changes in interest rates, general economic conditions, the perception in the capital markets of the vacation ownership industry and the Company's business, results of operations, leverage, financial condition and business prospects.

  Risks Related to the Growth of Embassy Vacation Resorts. An important part of the Company's growth strategy is to acquire and develop additional Embassy Vacation Resorts. See "Business--Embassy Vacation Resorts." There can be no assurance that Promus will elect to continue licensing the Embassy Vacation Resort name to the Company with respect to possible future resorts. Under the terms of an exclusive five-year agreement, Promus and Vistana, Inc. will jointly acquire, develop, manage and market vacation ownership resorts in North America under Promus brand names. As part of the exclusive agreement, Promus and Vistana, Inc. will designate selected markets for development (which markets include Kissimmee, Florida and Myrtle Beach, South Carolina, and in which markets Vistana, Inc. will have exclusive development rights). The Company is not precluded from using the Embassy Vacation Resort name in connection with resorts acquired during the term of the agreement in markets not otherwise exclusive to Vistana, Inc. The Company has been identified by Promus as the only other licensee to whom Promus may license the Embassy Vacation Resort name. There can be no assurance that Promus will not grant other entities a license to develop Embassy Vacation Resorts or that Promus will not exercise its rights to terminate the Embassy Vacation Resort licensees. On January 7, 1997, Promus announced that it intended to expand its branded vacation ownership business only with the Company and Vistana and that additional Embassy Vacation Resort properties to be developed or acquired by the Company and licensed by Promus are under discussion. See "--Competition."

  Risks Related to Development of a Points-Based Vacation Club System. The Company intends to develop and operate a North American points-based vacation club system and expand the European points-based Grand Vacation Club system operated by LSI and acquired by the Company in the LSI Acquisition. The Company has not previously developed or operated a points-based vacation club system and no assurance can be given as to management's ability to efficiently develop or operate such a system.

RISKS RELATED TO THE AVCOM MERGER, PRG MERGER AND LSI ACQUISITION

  Uncertainty as to Future Financial Results. The Company believes that the AVCOM Merger, PRG Merger and LSI Acquisition (collectively, the "Acquisitions") offer opportunities for long-term efficiencies in operations that should positively affect future results of the combined operations of the Company, AVCOM, PRG and LSI. However, until the Company is able to offset earnings dilution resulting from the issuance of Common Stock in the Acquisitions with the positive effect of expected long-term efficiencies, the Acquisitions may adversely affect the Company's financial performance in 1997 and future years. In addition, the combined companies will be more complex and diverse than the Company prior to the Acquisitions, and the combination and continued operation of their distinct business operations present difficult challenges for the Company's management due to the increased time and resources required in the management effort. While management and the Board of Directors of the Company believe that the combinations can be effected in a manner which will realize the value of the companies, management has limited experience in combinations of this size.

  In order to maintain and increase profitability, the combined companies will need to successfully integrate and streamline overlapping functions with respect to AVCOM and PRG (LSI is operated as a separate European unit). There can be no assurance that such integration will be successfully accomplished or, if successfully accomplished, that such integration will not be more costly to accomplish than contemplated by the Company. The difficulties of such integration may be increased by the necessity of coordinating geographically separate organizations. The integration of certain operations (such as customer service, loan servicing and loan processing) following the Acquisitions will require the dedication of management resources which may distract attention from the day-to-day business of the combined companies in the short and long term. Failure to effectively accomplish the integration of AVCOM's and PRG's operations could have an adverse effect on the Company's results of operations and financial condition.

  AVCOM Merger, PRG Merger and LSI Acquisition and Related Expenses. Transaction costs relating to the negotiation of and preparation for the Acquisitions and the anticipated combination of certain operations resulted in a one-time charge to the Company's earnings of approximately $4.1 million and $10.0 million, respectively, for the three and nine months ended September 30, 1997. These charges include fees and expenses payable to financial advisors, lawyers, accountants and other transaction expenses related to the Acquisitions. There can be no assurance that the Company will not incur additional charges in subsequent quarters to reflect costs associated with the Acquisitions.

  Accounting Treatment. The Acquisitions have been accounted for by the Company by the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets and liabilities of the Company, AVCOM, PRG and LSI are carried forward at their book values to the Company, income of the Company includes the income (or loss) of the Company, AVCOM, PRG and LSI for the entire fiscal year in which the Acquisitions occurred, and the reported income of the Company, AVCOM, PRG and LSI for prior periods has been combined and restated as income of the Company. Although the Company has received an opinion from its independent public accountants that the Acquisitions will qualify for pooling-of-interests accounting treatment, opinions of accountants are not binding upon the Commission, and there can be no assurance that the Commission will not successfully assert a contrary position. In such case, the purchase method of accounting would be applicable. Under the purchase method, the book value of AVCOM's, PRG's and LSI's assets would be increased to their fair values, which could result in higher operating costs and expenses as the excess of the purchase price over the fair value of AVCOM's, PRG's and LSI's assets would be amortized and expensed over a period of years, which would adversely affect the Company's future earnings.

VARIABILITY OF QUARTERLY RESULTS; POSSIBLE VOLATILITY OF STOCK PRICE

  The Company's earnings may be impacted by the timing of the completion of the acquisition and development of future resorts and the potential impact of weather or other natural disasters at the Company's resort locations (e.g., hurricanes in Hawaii, St. Maarten and St. John and earthquakes in California). See "--Natural Disasters; Uninsured Loss." Furthermore, the Company has historically experienced and expects to continue to experience seasonal fluctuations in its gross revenues and net income from the sale of Vacation Intervals. This seasonality may cause significant variations in quarterly operating results. If sales of Vacation Intervals are below seasonal normalities during a particular period, the Company's annual operating results could be materially adversely affected. In addition, the combination of (i) the possible delay in generating revenue after the acquisition by the Company of additional resorts prior to the commencement of Vacation Interval sales and (ii) the expenses associated with start-up unit or room-rental operations, interest expense, amortization and depreciation expenses from such acquisitions may materially adversely impact earnings.

  Due to the foregoing and other factors, the Company believes that its quarterly and annual revenues, expenses and operating results could vary significantly in the future and that period-to-period comparisons should not be relied upon as indications of future performance. Because of the above factors, it is possible that the Company's operating results will be below the expectations of stock market analysts and investors, which could have an adverse effect on the market value of the Company's Common Stock. Numerous factors, including announcements of fluctuations in the Company's or its competitors' operating results and market conditions for hospitality and vacation ownership industry stocks in general, could have a significant impact on the future price of the Common Stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock.

RISKS OF DEVELOPMENT AND CONSTRUCTION ACTIVITIES

  Risks Related to Development Activities. The Company intends to actively continue development, construction, redevelopment/conversion and expansion of vacation ownership resorts, and to develop a North American points-based vacation club system and expand the European points-based vacation club system operated by LSI. There can be no assurance that the Company will: complete development, expansion and/or conversion of its resorts currently under development or expansion; undertake additional expansion plans set forth in "Business--Description of the Company's Resorts;" undertake to develop other resorts or complete such development if undertaken; or complete development of a North American points-based vacation club system or expansion of a European points-based vacation club system. Risks associated with the Company's development, construction and redevelopment/conversion activities, and expansion activities may include the risks that: acquisition and/or development opportunities may be abandoned; construction costs of a resort may exceed original estimates, possibly making the resort uneconomical or unprofitable; sales of Vacation Intervals at a newly completed resort may not be sufficient to make the resort profitable; financing may not be available on favorable terms for development of, or the continued sales of Vacation Intervals at, a resort; and construction may not be completed on schedule, resulting in decreased revenues and increased interest expense. Risks associated with the Company's development of a North American points-based vacation club system and expansion of LSI's European points-based Grand Vacation Club system may include the risks that: such development and/or expansion may be abandoned; the North American and European points-based vacation club systems cannot be efficiently combined or operated with the Company's current vacation ownership operations; the North American and European points-based vacation club system may be or become subject to extensive regulation by federal, state and local jurisdictions, or the equivalent thereof in Europe, possibly making such points-based system uneconomical or unprofitable; and financing may not be available on favorable terms for development of a North American points-based vacation club system or the expansion of a European points-based vacation club system.

  Risks Related to Construction Activities. In addition, the Company's construction activities typically are performed by third-party contractors, and, accordingly, the timing, quality and completion of which cannot be controlled by the Company. Nevertheless, construction claims may be asserted against the Company for construction defects and such claims may give rise to liabilities. New development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, the ability of the Company to coordinate construction activities with the process of obtaining such permits and authorizations, and the ability of the Company to obtain the financing necessary to complete the necessary acquisition, construction, and/or conversion work at the resorts. The Company currently does not have the financing available to complete all of its planned expansion as set forth in "Business--The Resorts." The ability of the Company to expand its business to include new resorts will in part depend upon the availability of suitable properties at reasonable prices and the availability of financing for the acquisition and development of such properties. However, there can be no assurance that such preferential purchases can be effected in the future. In addition, certain states and local laws may impose liability on property developers with respect to construction defects discovered or repairs made by future owners of such property. Pursuant to such laws, future owners may recover from the Company amounts in connection with any repairs made to the developed property. See "Business--Business Strategy."

RISKS ASSOCIATED WITH PARTNERSHIP INVESTMENT IN THE POIPU PARTNERSHIP

  The Embassy Vacation Resort Poipu Point is owned by the Poipu Partnership (as defined), which consists of the Company and a third party. Property ownership through a partnership involves additional risks, including requirements of partner consents for major decisions (including approval of budgets), capital contributions and entry into material agreements. If the Company and its partner are unable to agree on major decisions, either partner may elect to invoke a buy/sell right, which could require the Company to either sell its interest in the Embassy Vacation Resort Poipu Point or to buy out the interest of its partner at a time when the Company is not prepared to do so. In addition, under certain circumstances, the other partner can require the Company to purchase such partner's interest or sell its interest to the partner. If a dispute arises under this partnership, an adverse resolution could have a material adverse effect on the operations of the Company. In addition, as a general partner, the Company will be subject to certain fiduciary obligations which may obligate it to act in a manner which is not necessarily in the best interest of the Company. The Company may elect to purchase interests in future resorts through similar partnership arrangements. See "--Risks Related to Westin Agreement; Limited Control of Resorts and Termination" and "Business--the Resorts."

LIMITED OPERATING HISTORY

  The Company was formed in May 1996 in order to effectuate the consolidation of the Company's predecessor partnerships, limited liability companies and corporations (the "Consolidation Transactions") and the Company's initial public offering (the "Initial Public Offering"), each of which was consummated in August 1996. Although predecessors of the Company have operating histories in the vacation ownership and hospitality industries, the Company has limited operating history as an integrated entity and limited experience operating as a public company and no experience operating a points-based vacation club system, any of which could have an adverse impact on the Company's operations and future profitability. The Company has chosen to conduct its management operations in (i) two locations in California primarily with respect to acquisition, development, finance and legal (ii) Chicago, Illinois with respect to marketing, (iii) Orlando, Florida with respect to sales, accounting and property management operations and (iv) Carnforth, England with respect to LSI's European resorts and its Grand Vacation Club system. However, as the Company grows and diversifies into additional geographic markets, including new markets entered as a result of the LSI Acquisition, no assurance can be given as to management's ability to efficiently manage operations and control functions without a centrally located management team.

GENERAL ECONOMIC CONDITIONS; CONCENTRATION IN VACATION OWNERSHIP INDUSTRY; GEOGRAPHIC CONCENTRATION OF INVESTMENTS

  Any downturn in economic conditions or any price increases (e.g., airfares) related to the travel and tourism industry could depress discretionary consumer spending and have a material adverse effect on the Company's business. Any such economic conditions, including recession, may also adversely affect the future availability of attractive financing rates for the Company or its customers and may materially adversely affect the Company's business. Furthermore, adverse changes in general economic conditions may adversely affect the collectibility of the Company's loans to Vacation Interval buyers. Because the Company's operations are conducted solely within the vacation ownership industry, any adverse changes affecting the vacation ownership industry such as an oversupply of vacation ownership units, a reduction in demand for vacation ownership units, changes in travel and vacation patterns, changes in governmental regulations of the vacation ownership industry and increases in construction costs or taxes, as well as negative publicity for the vacation ownership industry, could have a material adverse effect on the Company's operations.

RISKS ASSOCIATED WITH CUSTOMER FINANCING

  The Company offers financing to the buyers of Vacation Intervals at the Company's resorts who make a down payment generally equal to at least 10% of the purchase price. This financing generally bears interest at fixed rates and is collateralized by a first mortgage on the underlying Vacation Interval. The Company has entered into agreements with lenders for the financing of these customer receivables. As of September 30, 1997, these agreements provide an aggregate of up to approximately $280.0 million of available financing to the Company bearing interest at variable rates tied to LIBOR or the prime rate of which, at September 30, 1997, the Company had approximately $198.8 million of additional borrowing capacity available.

  Under these arrangements, the Company pledges as security promissory notes to these lenders, who typically lend the Company 85% to 90% of the principal amount of such promissory notes. Payments under these promissory notes are made by the buyer/borrowers directly to a third-party payment processing center and such payments are credited against the Company's outstanding balance with the respective lenders. The Company does not presently have binding agreements to extend the terms of such existing financing arrangements or for any replacement financing arrangements upon the expiration of such funding commitments (which have varying borrowing periods ranging from 18 to 20 months after the initial commitment date), and there can be no assurance that alternative or additional arrangements can be made on terms that are satisfactory to the Company. Accordingly, future sales of Vacation Intervals may be limited by both the availability of funds to finance the initial negative cash flow that results from sales that are financed by the Company and by reduced demand which may result if the Company is unable to provide financing through unaffiliated lenders to buyers of Vacation Intervals. If the Company is required to sell its customer receivables to lenders, discounts from the face value of such receivables may be required by such lenders, if lenders are available at all.

  The Company has historically derived income from its financing activities. At September 30, 1997, the Company's mortgage portfolio included approximately 34,485 consumer loans totaling approximately $315 million, with a stated maturity of seven to ten years and a weighted average interest rate of 15% per annum. Additionally, at September 30, 1997, the weighted average maturity of all outstanding consumer loans was approximately 8.3 years and the total borrowings secured by consumer loans were approximately $81.2 million, bearing a weighted average interest rate of 10.1%. However, because the Company's borrowings bear interest at variable rates (which, as of September 30, 1997, equal 10.5% per annum on a weighted average basis) and the Company's loans to buyers of Vacation Intervals bear interest at fixed rates (which, as of September 30, 1997, equal 15% per annum on a weighted average basis), the Company bears the risk of increases in interest rates with respect to the loans it has from its lenders. To the extent interest rates on the Company's borrowings decrease, the Company faces an increased risk that customers will pre-pay their loans and reduce the Company's income from financing activities. See "Business--Customer Financing."

RISKS OF HEDGING ACTIVITIES AND EXCHANGE RATE FLUCTUATIONS

  The Company does not engage in speculative or profit motivated hedging activities. However, to manage risks associated with the Company's borrowings bearing interest at variable rates, the Company may from time to time purchase interest rate caps, interest rate swaps or similar instruments. As of and for the periods ending December 31, 1996 and September 30, 1997, the Company was not engaging in any interest rate hedging transactions. The nature and quantity of any future hedging transactions for the variable rate debt will be determined by the management of the Company based on various factors, including market conditions, and there have been no limitations placed on management's use of certain instruments in such hedging transactions. No assurance can be given that any such hedging transactions will offset the risks of changes in interest rates, or that the costs associated with hedging activities will not increase the Company's operating costs.

  The Company's international operations subject the Company to certain risks, including increased exposure to currency exchange rate fluctuations. Although the Company does not currently engage in foreign currency hedging transactions, as it continues to expand its international operations, exposure to losses in foreign currency transactions may increase or occur. The Company may choose to limit such exposure by the purchase of forward foreign exchange contracts or similar hedging strategies. However, there can be no assurance that any currency hedging strategy would be successful in avoiding exchange-related losses. In addition, there can be no assurance that such exchange-related losses would not have a material adverse effect on the Company's future international revenue and, consequently, on the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH CUSTOMER DEFAULT

  The Company bears the risk of defaults by buyers who financed the purchase of their Vacation Intervals. As of September 30, 1997, approximately 3.6% of the Company's consumer loans were considered by the Company to be delinquent (past due by 60 or more days). The Company had completed or commenced foreclosure or deed-in-lieu of foreclosure (which is typically commenced once a loan is more than 120 days past due) on an additional approximately 1.8% of its consumer loans. As of September 30, 1997, the Company's allowance for doubtful accounts as a percentage of gross mortgages receivable was 6.5%, which management believes is an adequate reserve for expected loan losses.

  If a buyer of a Vacation Interval defaults on the consumer loan made by the Company and the Company has pledged the mortgage receivable as collateral to a lending institution, the Company generally must take back the mortgage with respect to such Vacation Interval and replace it with a performing mortgage.
In connection with the Company taking back any such Vacation Interval, the relatively substantial associated marketing costs, other than certain sales commissions, will not have been recovered by the Company and they must be incurred again after their Vacation Interval has been returned to the Company's inventory for resale (commissions paid in connection with the sale of Vacation Intervals may be recoverable from the Company's sales personnel and from independent contractors upon default in accordance with contractual arrangements with the Company, depending upon the amount of time that has elapsed between the sale and the default and the number of payments made prior to such default). Although private mortgage insurance or its equivalent is available to cover Vacation Intervals, the Company has never purchased such insurance and has no present intention of doing so. In addition, although the Company in many cases may have recourse against Vacation Interval buyers, sales personnel and independent contractors for the purchase price paid and for commissions paid, respectively, no assurance can be given that the Vacation Interval purchase price or any commissions will be fully or partially recovered in the event of a buyer default under such financing arrangements.
The Company purchased defaulted mortgage notes with respect to 900 Vacation Intervals at the San Luis Bay Resort on which the Company is in the process of foreclosing. The Company will be subject to the costs and delays associated with such foreclosure process and no assurance can be given that the value of the underlying Vacation Intervals being foreclosed upon at the time of resale will exceed the purchase price of the defaulted loans, taking into consideration the costs of foreclosure and resale. See "Business--Customer Financing." Similarly, in March 1996, AVCOM purchased defaulted mortgage notes with respect to 1,057 Vacation Intervals at the Tahoe Seasons Resort on which AVCOM was then in the process of foreclosing. The Company continues to be subject to the costs and delays associated with such foreclosure process and no assurance can be given that the value of the underlying Vacation Intervals being foreclosed upon at the time of resale will exceed the purchase price of the defaulted loans, taking into consideration the costs of foreclosure and resale. See "Business-- Description of the Company's Resorts."

COMPETITION

  The Company is subject to significant competition at each of its resorts from other entities engaged in the business of resort development, sales and operation, including Vacation Interval ownership, condominiums, hotels and motels. Many of the world's most recognized lodging, hospitality and entertainment companies have begun to develop and sell Vacation Intervals in resort properties. Other major companies that now operate or are developing or planning to develop Vacation Interval resorts include Marriott Ownership Resorts ("Marriott"), The Walt Disney Company ("Disney"), Hilton Hotels Corporation ("Hilton"), Hyatt Corporation ("Hyatt"), Four Seasons Hotels & Resorts ("Four Seasons"), Inter-Continental Hotels and Resorts ("Inter-Continental") and Westin Hotels & Resorts ("Westin"). Many of these entities possess significantly greater financial, marketing, personnel and other resources than those of the Company and may be able to grow at a more rapid rate or more profitably as a result. LSI competes in Europe with certain other vacation ownership and points-based companies. See "Business--Competition."

  The Company also competes with companies with non-branded resorts such as Westgate, Vistana, Inc. and Vacation Break USA, Inc., Fairfield Communities and ILX Incorporated. Under the terms of a recently announced exclusive five-year agreement, Promus and Vistana, Inc. will jointly acquire, develop and manage and market vacation ownership resorts in North America under Promus brand names. As part of the exclusive agreement, Promus and Vistana, Inc. will designate selected markets for development (which markets currently include Kissimmee, Florida and Myrtle Beach, South Carolina, and in which markets Vistana, Inc. will have exclusive development rights). The Company is not precluded from using the Embassy Vacation Resort name in connection with resorts acquired during the term of the agreement in markets not otherwise exclusive to Vistana, Inc. The Company has been identified by Promus as the only other licensee to whom Promus may license the Embassy Vacation Resort name. There can be no assurance that Promus will not grant other entities a license to develop Embassy Vacation Resorts or that Promus will not exercise its rights to terminate the Embassy Vacation Resort licenses. On January 7, 1997, Promus announced that it intended to expand its branded vacation ownership business only with the Company and Vistana and that additional Embassy Vacation Resort properties to be developed or acquired by the Company and licensed by Promus are under discussion. See "Business--Competition."

  Subject to certain covenants not to compete, the Founders could acquire resort and other hotel properties that could compete with the Company's vacation ownership business.

DEPENDENCE ON VACATION INTERVAL EXCHANGE NETWORKS; RISK OF INABILITY TO QUALIFY RESORTS

  The attractiveness of Vacation Interval ownership is enhanced significantly by the availability of exchange networks that allow Vacation Interval owners to exchange in a particular year the occupancy right in their Vacation Interval for an occupancy right in another participating network resort. According to the American Resort Development Association ("ARDA"), the ability to exchange Vacation Intervals was cited by buyers as a primary reason for purchasing a Vacation Interval. Several companies, including Resort Condominiums International ("RCI") and Interval International ("II"), provide broad-based Vacation Interval exchange services, and the Company's resorts are currently qualified for participation in the RCI and II exchange networks.

  No assurance can be given that the Company will continue to be able to qualify its resorts or will be able to qualify its future resorts, for participation in the RCI or II exchange networks or any other exchange network. RCI and II are under no obligation to include the Company's resorts in their exchange networks. If such exchange networks cease to function effectively, or if the Company's resorts are not accepted as exchanges for other desirable resorts, the Company's sales of Vacation Intervals could be materially adversely affected. See "Business--Participation in Vacation Interval Exchange Networks."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a large extent upon the experience and abilities of Messrs. Osamu Kaneko, Andrew J. Gessow and Steven C. Kenninger (the "Founders"), who serve as the Company's Co-Chief Executive Officer, President and Co-Chief Executive Officer and Chief Operating Officer, respectively, as well as the abilities of James E. Noyes and Michael A. Depatie, the Company's Executive Vice President, and Executive Vice President and Chief Financial Officer, respectively. The Company's success in Europe will depend to a large extent upon the experience and abilities of Ian Ganney and Richard Harrington, LSI's founders, who serve as LSI's Chairman and Chief Executive Officer, respectively.

  The Founders have agreed to devote substantially full time to the business of the Company and not engage in any competitive businesses. Historically, each Founder has devoted more than 90% of his time to the Company. However, the Founders' employment agreements do not specify an exact percentage of time required to be provided by the Founders and no assurance can be given that the Founders will continue to devote 90% or more of their time to the Company. Notwithstanding their covenants not to compete, the Founders have the right to pursue certain activities which could divert their time and attention from the Company's business. See "--Potential Conflicts of Interest."

  The loss of the services of any of the Founders or Messrs. Ganney or Harrington could have a material adverse effect on the Company, its operations and its business prospects. The Company does not maintain "keyman" life insurance with respect to any of the Founders or Messrs. Ganney and Harrington. The Company's success is also dependent upon its ability to attract and maintain qualified development, acquisition, marketing, management, administrative and sales personnel for which there is keen competition among the Company's competitors. In addition, the cost of retaining such key personnel could escalate over time. There can be no assurance that the Company will be successful in attracting and/or retaining such personnel.

APPLICABILITY OF FEDERAL SECURITIES LAWS TO THE SALE OF VACATION INTERVALS

  It is possible that the Vacation Intervals may be deemed to be a security as defined in Section 2(1) of the Securities Act. If the Vacation Intervals were determined to be a security for such purpose, their sale would require registration under the Securities Act. The Company has not registered the sale of the Vacation Intervals under the Securities Act and does not intend to do so in the future. If the sale of the Vacation Intervals were found to have violated the registration provisions of the Securities Act, purchasers of the Vacation Intervals would have the right to rescind their purchases of Vacation Intervals. If a substantial number of purchasers sought rescission and were successful, the Company's business, results of operations and financial condition could be materially adversely affected. The Company has been advised by its vacation ownership counsel, Schreeder, Wheeler & Flint, LLP, that in the opinion of such counsel, based on its review of the Company's Vacation Interval program and the sales practices utilized in such program, the Vacation Intervals do not constitute a security within the meaning of Section 2(1) of the Securities Act.

REGULATION OF MARKETING AND SALES OF VACATION INTERVALS; OTHER LAWS

  The Company's marketing and sales of Vacation Intervals and other operations are, and any North American points-based vacation club system developed by the Company will be, subject to extensive regulation by the federal government and the states and foreign jurisdictions in which its resorts are located and in which Vacation Intervals or Vacation Points are marketed and sold. On a federal level, the Federal Trade Commission has taken the most active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject appears in the Truth-in-Lending Act and Regulation Z, the Equal Opportunity Credit Act and Regulation B, the Interstate Land Sales Full Disclosure Act, Telephone Consumer Protection Act, Telemarketing and Consumer Fraud and Abuse Prevention Act, Fair Housing Act and the Civil Rights Acts of 1964 and 1968. In addition, many states have adopted specific laws and regulations regarding the sale of Vacation Interval ownership programs. The laws of most states, including Florida, California, Arizona, South Carolina, Virginia and Hawaii, require the Company to file with a designated state authority for its approval a detailed offering statement describing the Company and all material aspects of the project and sale of Vacation Intervals. Laws in each state where the Company sells Vacation Intervals generally grant the purchaser of a Vacation Interval the right to cancel a contract of purchase at any time within a period ranging from three to fifteen calendar days following the earlier of the date the contract was signed or the date the purchaser has received the last of the documents required to be provided by the Company. Most states have other laws which regulate the Company's activities, such as real estate licensure; seller's of travel licensure; anti-fraud laws; telemarketing laws; price, gift and sweepstakes laws; and labor laws. The Company believes that it is in material compliance with all federal, state, local and foreign laws and regulations to which it is currently subject. However, no assurance can be given that the cost of qualifying under Vacation Interval ownership regulations in all jurisdictions in which the Company desires to conduct sales will not be significant or that the Company is in fact in compliance with all applicable federal, state, local and foreign laws and regulations. Certain European laws and regulations regulate LSI's vacation ownership operations. Any failure to comply with applicable laws or regulations could have a material adverse effect on the Company. See "Business--Governmental Regulation."

  Certain state and local laws may impose liability on property developers with respect to construction defects discovered or repairs made by future owners of such property. Pursuant to such laws, future owners may recover from the Company amounts in connection with the repairs made to the developed property.

  In addition, from time to time, potential buyers of Vacation Intervals assert claims with applicable regulatory agencies against Vacation Intervals salespersons for unlawful sales practices. Such claims could have adverse implications for the Company in negative public relations and potential litigation and regulatory sanctions. However, the Company does not believe that such claims will have a material adverse effect on the Company or its business.

POSSIBLE ENVIRONMENTAL LIABILITIES

  Under various federal, state and local laws, ordinances and regulations, the owner of real property generally is liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or lease a property or to borrow using such real property as collateral. Other federal and state laws require the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of construction, demolition, remodeling or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with these and other environmental, health or safety requirements may result in the need to cease or alter operations at a property.

  As of the date of the Prospectus, Phase I environmental reports (which typically involve inspection without soil sampling or ground water analysis) have been prepared by independent environmental consultants for each of the Company's owned resorts. In connection with the acquisition and development of the Embassy Vacation Resort Lake Tahoe and the San Luis Bay Resort, the independent environmental consultants have identified several areas of environmental concern. The areas of concern at the Embassy Vacation Resort Lake Tahoe relate to possible soil and water contamination that originated on the resort site due to prior uses and to contamination that may migrate onto the resort site from upgradient sources. California regulatory agencies have been monitoring the resort site and have required or are in the process of requiring the responsible parties (presently excluding the Company) to effect remediation action. The Company has been indemnified by certain of such responsible parties for certain costs and expenses in connection with contamination at the Embassy Vacation Resort Lake Tahoe (including Chevron
(USA), Inc.) and does not anticipate incurring material costs in connection therewith; however, there is no assurance that the indemnitor(s) will meet their obligations in a complete and timely manner. In addition, the Company's San Luis Bay Resort is located in an area of Avila Beach, California which has experienced underground contamination resulting from leaking pipes at a nearby oil refinery. California regulatory agencies have required the installation of groundwater monitoring wells on the beach near the resort site, and no demand or claim in connection with such contamination has been made on the

Company, however, there is no assurance that claims will not be asserted against the Company with respect to this environmental condition. In addition, while remodeling the Carson Building at the Tahoe Beach & Ski Club, one of the resorts acquired in the AVCOM Merger, AVCOM's contractor informed AVCOM of the possible presence of asbestos containing materials. AVCOM has given governmental and private notification to various agencies and persons whom AVCOM determined should receive notice. The Company has been advised by the relevant regulatory agencies that civil and criminal penalties will not be assessed in this matter.

  With the exception of the above mentioned resorts, the Company is not aware of any environmental liability that would have a material adverse effect on the Company's business, assets or results of operations. No assurance, however, can be given that these reports reveal all environmental liabilities or that no prior owner created any material environmental condition not known to the Company. The Company believes that it is in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances.

  Certain environmental laws impose liability on a previous owner of property to the extent that hazardous or toxic substances were present during the prior ownership period. A transfer of the property does not relieve an owner of such liability. Thus, the Company may have liability with respect to properties previously sold by its predecessors.

  A variety of laws concerning the protection of the environment, health and safety apply to the European operations, properties and other assets owned by LSI. See "Business--Governmental Regulations--Environmental Matters."

COSTS OF COMPLIANCE WITH LAWS GOVERNING ACCESSIBILITY OF FACILITIES TO DISABLED PERSONS

  A number of state and federal laws, including the Fair Housing Act and the Americans with Disabilities Act (the "ADA"), impose requirements related to access and use by disabled persons on a variety of public accommodations and facilities. These requirements did not become effective until after January 1, 1991. Although the Company believes that its resorts are substantially in compliance with laws governing the accessibility of its facilities to disabled persons, a determination that the Company is not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants. The Company is likely to incur additional costs of complying with the ADA; however, such costs are not expected to have a material adverse effect on the Company's results of operations or financial condition. Additional legislation may impose further burdens or restrictions on property owners (including homeowner associations at the Existing Resorts) with respect to access by disabled persons. The ultimate amount of the cost of compliance with such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on the Company, such costs could be substantial. Limitations or restrictions on the completion of certain renovations may limit application of the Company's growth strategy in certain instances or reduce profit margins on the Company's operations. If a homeowners' association at a resort was required to make significant improvements as a result of non-compliance with the ADA, Vacation Interval owners may default on their mortgages and/or cease making required homeowners' association assessment payments. The Company is not aware of any non-compliance with the ADA, the Fair Housing Act or similar laws that management believes would have a material adverse effect on the Company's business, assets or results of operations.

NATURAL DISASTERS; UNINSURED LOSS

  In 1992, prior to the Company's purchase of an interest in the Embassy Vacation Resort Poipu Point, the resort was substantially destroyed by Hurricane Iniki. The resort was rebuilt with insurance proceeds before the Company acquired its interest in the resort, but could suffer similar damage in the future. In September 1995 and July 1996, the Company's St. Maarten resorts were damaged by hurricanes and could suffer similar damage in the future. In addition, the Company's other resorts which are or will be located in Hawaii, Florida and the Caribbean (including the St. John resort which was damaged by Hurricane Marilyn in 1995) may be subject to hurricanes and damaged as a result thereof. The Company's resorts located in California and Hawaii may be subject to damage resulting from earthquakes. The Company currently maintains insurance coverage which, in management's opinion, is at least as comprehensive as the coverage maintained by other prudent entities in the Company's line of business. However, there are certain types of losses (such as losses arising from acts of war and civil unrest) that are not generally insured because they are either uninsurable or not economically insurable and for which the Company does not have insurance coverage. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in a resort, as well as the anticipated future revenues from such resort and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could have a material adverse effect on the Company. See "Business--Insurance, Legal Proceedings."

EFFECTIVE VOTING CONTROL BY EXISTING STOCKHOLDERS

  The Founders hold substantial amounts of shares of Common Stock (Messrs. Kaneko, Gessow and Kenninger hold 9.5%, 9.8% and 3.0%, respectively, as of the date of this Prospectus) which may allow them, collectively, to exert substantial influence over the election of directors and the management and affairs of the Company. Accordingly, if such persons vote their shares of Common Stock in the same manner, they may have sufficient voting power to determine the outcome of various matters submitted to the stockholders for approval, including mergers, consolidations and the sale of substantially all of the Company's assets. See "Description of Capital Stock." Such control may result in decisions which are not in the best interest of the Company. In addition, under certain circumstances, in the event that the Founders collectively own less than 75% of the shares of Common Stock owned by them immediately following the closing of the Initial Public Offering and the consummation of the Consolidation Transactions, and the Common Stock they own thereafter is less than 75% of the market value of the Common Stock issued to them in the Initial Public Offering, then the Company's partner in the Poipu Partnership will be entitled to require the Company to either dispose of its interest or purchase such partner's interest in the Poipu Partnership pursuant to the terms and conditions of the partnership agreement.

DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its capital stock. Any payment of future dividends will be in the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions in respect of the payment of dividends and other factors that the Company's Board of Directors deems relevant.

RISKS RELATED TO INTERNATIONAL OPERATIONS

  The Company expects that international operations will account for an increasingly significant percentage of the Company's operations. As a result, the Company is subject to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions and multiple and possibly overlapping tax structures. These risks could have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, changes in inflation, interest rates, taxation, regulation or other social, political, economic or diplomatic developments affecting the countries in which the Company has (or intends to have) international operations could have a material adverse effect on the Company's business, operating results and financial condition.

POTENTIAL CONFLICTS OF INTEREST

  Because affiliates of Messrs. Kaneko and Kenninger have operations in the lodging industry other than those with respect to the development and operation of vacation ownership resorts, potential conflicts of interest exist. Affiliates of KOAR Group, Inc. ("KOAR"), a Los Angeles based real estate acquisition and development company and predecessor of the Company which is owned by Messrs. Kaneko and Kenninger, have developed and currently act as the managing general partner of partnerships which own hotels that are franchised as Embassy Suites hotels (one of which, the Embassy Suites Lake Tahoe, is located in a market served by the Company) and a residential condominium project overlooking the ocean in Long Beach, California (a market in which the Company may operate in the future). Messrs. Kaneko and Kenninger will continue to devote a portion of their time to KOAR's hotel business and to meeting their duties and responsibilities to investors in such entities.

   Additionally, notwithstanding their covenants not to compete, the Founders have the right to pursue certain activities which could divert their time and attention from the Company's business and result in conflicts with the Company's business. The Founders are evaluating the acquisition of other hotel properties in Hawaii, which at a future date may be converted to accommodate vacation ownership operations. However, any such acquisition from the Founders would be subject to the approval of the Company's Independent Directors.

THE WESTIN AGREEMENT; LIMITED CONTROL OF RESORTS

  On January 19, 1998, the Company announced that it and Westin had modified their existing joint development agreement to make the relationship non-exclusive between the parties (such agreement, as modified, the "Westin Agreement"). Under their modified relationship, the Company and Westin each will be free to independently pursue all vacation ownership development opportunities. Under the parties' prior exclusive agreement, the Company and Westin each were restricted from developing four and five star vacation ownership resorts with third parties. The Company and Westin, however, will continue to jointly own and operate the Westin Vacation Club at St. John, U.S. Virgin Islands. This resort, and any additional resorts acquired or developed pursuant to the Westin Agreement, will be owned by partnerships, limited liability companies or similar entities in which each of Westin and the Company will own a 50% equity interest and have an equal voice in management. Accordingly, the Company will not be able to control such resorts or the applicable entities. As part of the modification, the Company's and Westin's representatives no longer serve on the other's board of directors. See "Business--Westin Vacation Club Resorts."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND THE COMPANY'S CHARTER AND BYLAWS

  Certain provisions of the Company's articles of incorporation, as amended, (the "Charter") and bylaws, as amended, (the "Bylaws"), as well as Maryland corporate law, may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider to be in the stockholder's best interest. For example, such provisions may (i) deter tender offers for Common Stock, which offers may be beneficial to stockholders or (ii) deter purchases of large blocks of Common Stock, thereby limiting the opportunity for stockholders to receive a premium for their Common Stock over then-prevailing market prices. These provisions include the following:

  Preferred Shares. The Charter authorizes the Board of Directors to issue preferred stock in one or more classes and to establish the preferences and rights (including the right to vote and the right to convert into Common Stock) of any class of preferred stock issued. No preferred stock will be issued or outstanding as of the closing of either of the Offerings.

  Staggered Board. The Board of Directors of the Company has three classes of directors. The terms of the first, second and third classes will expire in 1997, 1998 and 1999, respectively. Directors for each class will be chosen for a three-year term upon the expiration of the term of the current class, beginning in 1997. The affirmative vote of two-thirds of the outstanding Common Stock is required to remove a director.

  Maryland Business Combination Statute. Under the Maryland General Corporation Law ("MGCL"), certain "business combinations" (including the issuance of equity securities) between a Maryland corporation and any person who owns, directly or indirectly, 10% or more of the voting power of the corporation's shares of capital stock (an "Interested Stockholder") must be approved by a supermajority (i.e., 80%) of voting shares. In addition, an Interested Stockholder may not engage in a business combination for five years following the date he or she became an Interested Stockholder.

  Maryland Control Share Acquisition. Maryland law provides that "Control Shares" of a corporation acquired in a "Control Share Acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes eligible under the statute to be cast on the matter. "Control Shares" are voting shares of beneficial interest which, if aggregated with all other such shares of beneficial interest previously acquired by the acquiror, would entitle the acquiror directly or indirectly to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority of all voting power. Control Shares do not include shares of beneficial interest the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "Control Share Acquisition" means the acquisition of Control Shares, subject to certain exceptions.

  If voting rights are not approved at a meeting of stockholders then, subject to certain conditions and limitations, the issuer may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value. If voting rights for Control Shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares of beneficial interest entitled to vote, all other stockholders may exercise appraisal rights.

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial amounts of Common Stock, or the potential for such sales, could adversely affect prevailing market prices. The shares of Common Stock issued in the Consolidation Transactions, the PRG Merger, the LSI Acquisition and the Marc Acquisition are subject to the limitations of Rule 144 of the Securities Act ("Rule 144"). The holders of the shares issued in the Marc Acquisition have been granted certain registration rights pursuant to which the Company has agreed to file the shelf registration statement of which this Prospectus is a part with the Commission for the purpose of registering the sale of such shares of Common Stock.

  Sales in the public market of substantial amounts of the Company's Common Stock issued in the Acquisitions could also adversely affect prevailing market prices. Additionally, sales of substantial amounts of the Company's Common Stock pursuant to this Prospectus could adversely affect prevailing market prices.

  As of the date of this Prospectus, there were (i) outstanding stock options to purchase approximately 3,496,220 shares of Common Stock which have been granted to executive officers, other key employees, independent directors and independent contractors of the Company under the 1996 Equity Participation Plan (less than 20% of which are presently exercisable), (ii) up to 747,518 shares of Common Stock that may be sold pursuant to the Company's Employee Stock Purchase Plan (none of which have been sold to date) and (iii) 4,536,990 shares of Common Stock initially issuable upon conversion of the Convertible Notes.

RISK OF TAX RE-CLASSIFICATION OF INDEPENDENT CONTRACTORS AND RESULTING TAX LIABILITY

  The Company sells Vacation Intervals at its resorts through independent sales agents. Such independent sales agents provide services to the Company under contract and, the Company believes, are not employees of the Company. Accordingly, the Company does not withhold payroll taxes from the amounts paid to such independent contractors. Although the Internal Revenue Service has made inquiries regarding the Company's classification of its sales agents at its Branson, Missouri resort, no formal action has been taken and the Company has requested that the inquiry be closed. In the event the Internal Revenue Service or any state or local taxing authority were to successfully classify such independent sales agents as employees of the Company, rather than as independent contractors, and hold the Company liable for back payroll taxes, such reclassification may have a material adverse effect on the Company.

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds of the sale of Common Stock by the Registering Stockholders. In connection with the filing of the shelf registration of which this Prospectus is a part, the Company will bear the estimated expenses set forth on the cover of this Prospectus.

                          CONSOLIDATED CAPITALIZATION

  The following table sets forth, as of September 30, 1997, the total consolidated capitalization of the Company.

                                                                     AS OF
                                                                 SEPTEMBER 30,
                                                                     1997
                                                                ---------------
                                                                  (UNAUDITED)
                                                                (DOLLAR AMOUNTS
                                                                 IN THOUSANDS)
                                                                ---------------
Cash and cash equivalents......................................    $126,369
                                                                   ========
Debt:
  Notes payable to financial institutions(a)...................    $107,864
  9 3/4% Senior Subordinated Notes due 2007....................     200,000
  5 3/4% Convertible Subordinated Notes due 2007...............     138,000
                                                                   --------
    Total debt.................................................     445,864
                                                                   --------
Stockholders' equity:
  Common Stock, $0.01 par value; 35,620,769 issued and
   outstanding(b)..............................................         356
  Additional paid-in capital...................................     156,855
  Retained earnings............................................      38,073
  Cumulative foreign currency translation adjustment...........         144
                                                                   --------
  Total stockholders' equity...................................     195,428
                                                                   --------
    Total capitalization.......................................    $641,292
                                                                   ========

--------
(a) Includes notes collateralized by mortgages receivable.
(b) Does not include an aggregate of 3,542,820 shares of Common Stock reserved for future issuance upon exercise of options granted pursuant to the Company's 1996 Equity Participation Plan, as amended, 747,518 shares of Common Stock reserved for issuance pursuant to the Employee Stock Purchase Plan and 4,536,990 shares of Common Stock initially issuable upon conversion of the Convertible Notes.

                                   BUSINESS

OVERVIEW

  The Company is the world's largest developer and operator of vacation ownership resorts. The Company is devoted exclusively to vacation ownership operations and, as of the date of this Prospectus, the Company's properties consist of 77 vacation ownership resort locations in eight North American and European countries. Through its Marc Hotels & Resorts subsidiary, the Company manages an additional 22 resorts in Hawaii.

  The Company's principal operations currently consist of (i) acquiring, developing and operating vacation ownership resorts, (ii) marketing and selling vacation ownership interests in its North American resorts, which typically entitle the buyer to use a fully-furnished vacation residence, generally for a one-week period each year in perpetuity, (iii) marketing and selling Vacation Points at its European resorts and (iv) providing consumer financing to individual purchasers for the purchase of Vacation Intervals at its resort locations and the 21 North American resort locations acquired by the Company through its acquisition of Vacation Internationale, Ltd. The Company also provides resort management and maintenance services at its resorts for which it receives fees paid by the resorts' homeowners' associations.

THE VACATION OWNERSHIP INDUSTRY

  The Market. The resort component of the leisure industry primarily is serviced by two separate alternatives for overnight accommodations: commercial lodging establishments and vacation ownership resorts. Commercial lodging consists of hotels and motels in which a room is rented on a nightly, weekly or monthly basis for the duration of the visit and is supplemented by rentals of privately-owned condominium units or homes. For many vacationers, particularly those with families, a lengthy stay at a quality commercial lodging establishment can be very expensive, and the space provided to the guest relative to the cost (without renting multiple rooms) is not economical for vacationers. Also, room rates and availability at such establishments are subject to change periodically. In addition to providing improved lifestyle benefits to owners, vacation ownership presents an economical alternative to commercial lodging for vacationers.

  First introduced in Europe in the mid-1960's, vacation ownership has been one of the fastest growing segments of the hospitality industry over the past two decades. According to ARDA, during the fifteen year period ending in 1994 (the most recent year for which ARDA statistics are available), worldwide vacation ownership sales volume for the vacation ownership industry increased from $490 million in 1980 to $4.8 billion in 1994, representing a 17% compounded annual growth rate. A year-by-year presentation of annual vacation ownership sales volume follows. Based on industry data, the Company believes that the total Vacation Interval sales volume for the vacation ownership industry exceeded $5.5 billion in 1995 and $6.0 billion in 1996.

  According to RCI Consulting, the United States and Europe are the largest and second largest vacation ownership markets in the world, respectively. Approximately 50% of the world's vacation owners have purchased Vacation Intervals or vacation points at resorts or clubs in the United States and approximately 19% of the world's vacation owners purchased in Europe.

  As shown in the following charts, according to ARDA the worldwide vacation ownership industry has expanded significantly since 1980 both in Vacation Interval sales volume and number of Vacation Interval owners.

                 NUMBER OF VACATION OWNERS
                       (in millions)
1980..........           0.155
1981..........           0.22
1982..........           0.335
1983..........           0.47
1984..........           0.62
1985..........           0.805
1986..........           0.97
1987..........           1.125
1988..........           1.31
1989..........           1.53
1990..........           1.8
1991..........           2.07
1992..........           2.363
1993..........           2.76
1994..........           3.144
                  DOLLAR VOLUME OF VACATION
                      OWNERSHIP SALES
                       (in billions)
1980..........          $0.49
1981..........           0.965
1982..........           1.165
1983..........           1.34
1984..........           1.735
1985..........           1.58
1986..........           1.61
1987..........           1.94
1988..........           2.39
1989..........           2.97
1990..........           3.24
1991..........           3.74
1992..........           4.25
1993..........           4.505
1994..........           4.76

  ARDA reports and other industry data indicate that during the past decade the following factors have contributed to the increased acceptance of the vacation ownership concept among the general public and the substantial growth of the vacation ownership industry:

  . increased consumer awareness of the value and benefits of vacation ownership, including the cost savings relative to other lodging alternatives;

  . increased flexibility of vacation ownership due to the growth of international exchange organizations;

  . improvement in the quality of accommodations and management of vacation ownership resorts;

  . increased consumer confidence resulting from new consumer protection regulations and the entrance of brand name national lodging companies to the industry; and

  . increased availability of consumer financing for purchasers of Vacation Intervals.

  The vacation ownership industry traditionally has been highly fragmented and dominated by a large number of local and regional resort developers and operators, each with small resort portfolios generally of differing quality. The Company believes that one of the most significant factors contributing to the current success of the vacation ownership industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies. Such major companies which now operate or are developing Vacation Interval resorts include Marriott, Disney, Hilton, Hyatt, Four Seasons and Inter-Continental, as well as Promus and Westin. Unlike the Company, however, the vacation ownership operations of each of Marriott, Disney, Hilton, Hyatt, Four Seasons, Inter-Continental and Westin comprise only a small portion of such companies' overall operations.

  The Company believes that national lodging and hospitality companies are attracted to the vacation ownership concept because of the industry's relatively rapid recent growth rate and relatively high profit margins. In addition, such companies recognize that Vacation Intervals provide an attractive alternative to the traditional hotel-based vacation and allow the hotel companies to leverage their brands into additional resort markets where demand exists for accommodations beyond traditional hotels.

  The Consumer. According to information compiled by ARDA for 1994 (the most recent year for which statistics are available), the prime market for Vacation Intervals is customers in the 40-55 year age range who are reaching the peak of their earning power and are gaining more leisure time. The median age of a Vacation Interval buyer at the time of purchase is 46. The median annual household income of current Vacation Interval owners in the United States is approximately $63,000, with approximately 35% of all Vacation Interval owners having annual household incomes greater than $75,000 and approximately 17% of such owners having annual household incomes greater than $100,000. However, despite the growth in the vacation ownership industry by December 31, 1994 Vacation Interval ownership has achieved only an approximate 3.0% market penetration among United States households with income above $35,000 per year and 3.9% market penetration among United States households with income above $50,000 per year. In addition, as of such date, the industry had achieved only a 1.0% market penetration among European households with income above $30,000 per year.

  According to the ARDA study, the three primary reasons cited by consumers for purchasing a Vacation Interval are (i) the ability to exchange the Vacation Interval for accommodations at other resorts through exchange networks (cited by 82% of Vacation Interval purchasers), (ii) the money savings over traditional resort vacations (cited by 61% of purchasers) and
(iii) the quality and appeal of the resort at which they purchased a Vacation Interval (cited by 54% of purchasers). According to the ARDA study, Vacation Interval buyers have a high rate of repeat purchases: approximately 41% of all Vacation Interval owners own more than one Vacation Interval representing approximately 65% of the industry inventory and approximately 51% of all owners who bought their first Vacation Interval before 1985 have since purchased a second Vacation Interval. In addition, the ARDA study indicates that customer satisfaction increases with length of ownership, age, income, multiple location ownership and accessibility to Vacation Interval exchange networks.

  The Company believes it is well positioned to take advantage of current demographic trends, primarily because of the variety and quality of its resort locations and its participation in the RCI and II exchange networks. However, neither RCI nor II is under any obligation to continue to include the Company's resorts in its exchange network. The Company expects the vacation ownership industry to continue to grow as the baby-boom generation continues to enter the 40-55 year age bracket, the age group which purchased the most Vacation Intervals in 1994.

BUSINESS STRATEGY

  The Company's objective is to become the world's leading developer and operator of vacation ownership resorts. To meet this objective, the Company intends to (i) increase sales and financing of Vacation Intervals at its resorts through broader-based marketing efforts and through the construction of additional Vacation Interval inventory, (ii) acquire, convert and develop additional resorts to be operated as Embassy Vacation Resorts, Westin Vacation Club resorts and Sunterra Resorts, capitalizing on the acquisition and marketing opportunities to be provided as a result of its strategic relationships and its position in certain markets and the vacation ownership industry generally, (iii) improve operating margins by reducing borrowing costs and reducing its sales and marketing expenses as a percentage of revenues over time, (iv) acquire additional Vacation Interval inventory, operating companies, management contracts, Vacation Interval mortgage portfolios or other vacation ownership-related assets that may be integrated into the Company's operations and (v) develop and operate a North American points-based vacation club system, as well as expand LSI's existing points-based vacation club in Europe. The key elements of the Company's strategy are described below.

  Sales and Expansion at the Company's Resorts. The Company intends to continue sales of Vacation Intervals at its resorts by adding Vacation Interval inventory through the construction of new development units and by broadening marketing efforts. As of September 30, 1997 (i) the Company had a current inventory of 29,149 Vacation Intervals and 133,907 Vacation Points,
(ii) the Company was in the process of developing or had plans to develop an additional 100,929 Vacation Intervals at its resorts and (iii) LSI was in the process of developing or has plans to develop additional units to accommodate an additional 276,000 points in LSI's Grand Vacation Club system. In light of the foregoing, the Company believes it is well-positioned to expand sales of Vacation Intervals at its resorts as a result of its existing supply of Vacation Intervals in inventory, as well as planned expansion. Based on information received from the Company's customers and sales agents, the Company believes that in addition to basic quality, expanded resort amenities and larger, multi-purpose units, current and potential buyers want enhanced flexibility in scheduling their vacations, a broader distribution of quality exchange locations and the availability of other value-priced services. As a major developer and operator of vacation ownership resorts in North America, the Company believes that it has acquired skill and expertise both in the development and operation of vacation ownership resorts and in the marketing and sales of Vacation Intervals and that it has acquired the breadth of resorts which give it a competitive advantage.

  Acquisition and Development of New Resorts. The Company intends to acquire and develop additional resorts to be operated as branded Embassy Vacation Resorts, Westin Vacation Club resorts and as Sunterra Resorts. To implement its business strategy, the Company intends to pursue resort acquisitions and developments in a number of vacation destinations that will complement the Company's operations. The Company believes that its strategic relationships provide it with acquisition, development and hotel-to-vacation ownership conversion opportunities and will allow it to take advantage of currently favorable market opportunities to acquire resort and condominium properties to be operated as vacation ownership resorts. Since the 1992 inception of the Company's predecessor's resort acquisition and development business, the Company believes it has been able to purchase hotel, condominium and resort properties and/or entitled land at less than either their initial development cost or replacement cost and remodel or convert such properties for sale and use as vacation ownership resorts. However, there can be no assurance that such preferential purchases can be effected in the future. See "Risk Factors-- Risks of Development and Construction Activities." In addition to acquiring existing resort and hotel-to-vacation ownership conversion properties, the Company also seeks to develop resorts located in destinations where it discerns a strong demand, which the Company anticipates will enable it to achieve attractive rates of return.

  The Company considers the potential acquisition or development of vacation ownership resorts in locations based on existing vacation ownership competition in the area as well as existing overall demand for accommodations. In evaluating whether to acquire, convert or develop a vacation ownership resort in a particular location, the Company analyzes relevant demographic, economic and financial data. Specifically, the Company considers the following factors, among others, in determining the viability of a potential new vacation ownership resort in a particular location: (i) supply/demand ratio for the purchase of Vacation Intervals in the relevant market and for Vacation Interval exchanges into the relevant market by other Vacation Interval owners,
(ii) the market's growth as a vacation destination, (iii) the ease of converting a hotel or condominium property into a vacation ownership resort from a regulatory and construction point of view, (iv) the availability of additional land at or nearby the property for potential future development and expansion, (v) competitive accommodation alternatives in the market, (vi) uniqueness of location and (vii) barriers to entry that would tend to limit competition.

  The Company believes that its strategic relationships provide it with attractive acquisition, conversion, development and marketing opportunities and uniquely position the Company to offer Vacation Intervals at a variety of attractive resort destinations to multiple demographic groups in the vacation ownership market. The Company's relationships with Promus and Westin also provide it with a competitive advantage in the vacation ownership industry by allowing it to offer separate branded products in the upscale and luxury market segments. The Company believes that brand affiliation is becoming an important characteristic in the vacation ownership industry as it provides the consumer an important element of reliability and image in a fragmented and largely non-branded industry. Through its Embassy Vacation Resorts and Westin Vacation Club resorts, the Company believes it will be able to provide Vacation Interval buyers with consistent quality in their vacation ownership purchases. In addition, through its Sunterra Resorts the Company will be able to appeal to the value-conscious consumer who seeks the best value for the vacation dollar and does not seek affiliation with brand-name lodging companies.

  Improvement of Operating Margins. As the Company grows, management believes that its larger number of resorts relative to its competitors will provide it with additional revenue opportunities and the potential for cost savings. The Company believes that increased efficiency, reduction in on-site administrative requirements and a multi-resort management system will reduce operating costs and allow the Company to experience increased margins by spreading operating and corporate overhead costs over a larger revenue base. In addition, operating margins at a resort tend to improve over time as a greater percentage of Vacation Intervals are sold, resulting in lower selling, marketing and advertising expenses.

  Acquisition of Vacation Ownership Assets, Management Contracts and Operating Companies. The Company's relationships in the vacation ownership and financial communities and the size and geographic diversity of its portfolio of properties provide the Company access to a variety of acquisition opportunities. The Company believes that its proven acquisition and development record and public company status give the Company a competitive advantage in acquiring assets, businesses and operations in the fragmented vacation ownership industry. Examples of such acquisitions may include acquiring additional Vacation Interval inventory, operating companies, management contracts, Vacation Interval mortgage portfolios and properties which may be integrated into the Company's operations. The acquisitions of AVCOM, PRG and LSI are recent examples of this aspect of the Company's business strategy.

  Development of Points-Based Vacation Club System. The Company does not currently operate a points-based vacation club system. However, as a result of the LSI Acquisition, the Company acquired LSI's European points-based Grand Vacation Club system. The Company intends to expand this system in Europe and develop the Club Sunterra points-based vacation club system in North America. In general, under a points-based vacation club system, members purchase an annual allotment of points which can be redeemed for occupancy rights at the club's participating resorts. Compared to other vacation ownership arrangements, the points-based system provides members significant flexibility in planning vacations as the number of points that are required for a stay at any one resort varies depending upon a variety of factors, including the resort location, the size of the unit, the vacation season and the days of the week used. Under this system, members can select vacations according to their schedules, space needs and available points. Subject to certain restrictions, members are typically allowed to carry over for one year any unused points and to "borrow" points from the forthcoming year. In addition, members are required to pay annual fees for certain maintenance and management costs associated with the operation of the resorts based on the number of points to which they are entitled. See "Risk Factors--Risks Related to the AVCOM Merger, PRG Merger and LSI Acquisition."

DESCRIPTION OF THE COMPANY'S RESORTS

  The Company believes that, based on ARDA and Vacation Ownership World reports and the Company's extensive knowledge of the industry, it is the only developer and operator of vacation ownership resorts that offers Vacation Intervals in each of the three principal price segments of the market (value, upscale (characterized by high quality accommodations and service) and luxury (characterized by elegant accommodations and personalized service)).

  Sunterra Resorts. The Company's Sunterra Resorts, which are not affiliated with any hotel chain, are positioned in the value price segment of the market. Vacation Intervals at the Company's Sunterra Resorts (which include the All Seasons Resorts and the PRG Resorts) generally sell for $6,000 to $15,000 and are targeted to buyers with annual incomes ranging from $35,000 to $80,000. The Company believes its Sunterra Resorts offer buyers an economical alternative to resorts affiliated with brand-name lodging companies (such as Embassy Vacation Resorts and Westin Vacation Club resorts) and traditional vacation lodging alternatives.

  Embassy Vacation Resorts. The Company's Embassy Vacation Resorts are positioned in the upscale price segment of the market and are characterized by high quality accommodations and service. Vacation Intervals at the Company's three Embassy Vacation Resorts generally sell for $14,000 to $20,000 and are targeted to buyers with annual incomes ranging from $60,000 to $150,000. Embassy Vacation Resorts are designed to provide vacation ownership accommodations that offer the same high quality and value that is represented by the more than 135 Embassy Suites hotels throughout North America. Under the terms of an exclusive five-year agreement, Promus and Vistana, Inc. will jointly acquire, develop, manage and market vacation ownership resorts in North America under Promus brand names. As part of the exclusive agreement, Promus and Vistana, Inc. will designate selected markets for development (which markets currently include Kissimmee, Florida and Myrtle Beach, South

Carolina, and in which markets Vistana, Inc. will have exclusive development rights). The Company is not precluded from using the Embassy Vacation Resort name in connection with resorts acquired during the term of the agreement in markets not otherwise exclusive to Vistana, Inc. The Company is one of two licensees and operators of Embassy Vacation Resorts, and is currently evaluating additional resorts that could be operated as Embassy Vacation Resorts.

  Westin Vacation Club Resorts. The Company's Westin Vacation Club resorts are positioned in the luxury price segment of the market and are characterized by elegant accommodations and personalized service. Vacation Intervals at Westin Vacation Club resorts generally will sell for $16,000 to $25,000 and will be targeted to buyers with annual incomes ranging from $80,000 to $250,000.

  LSI's Grand Vacation Club. As a result of the LSI Acquisition, the Company acquired LSI's Grand Vacation Club points-based system which LSI currently markets to buyers principally in the United Kingdom. LSI's Grand Vacation Club allows members to purchase an annual allotment of points that can be redeemed for occupancy rights at LSI's 11 European resorts and at the club's other participating resorts. Points in LSI's Grand Vacation Club can typically be purchased for approximately $215 a point. A typical one week stay at an LSI Resort requires approximately 46 points.

THE RESORTS

  The following tables set forth certain information, as of September 30, 1997 regarding each of the Company's resorts owned at such date, including location, date acquired by the Company, the number of existing and total potential units at the resort and, where applicable, the number of Vacation Intervals currently available for sale and occupancy and additional expansion potential. Of the resorts set forth below, the Embassy Vacation Resort Poipu Point and the North Bay Resort at Lake Arrowhead and the Westin Vacation Club at St. John are partially owned by the Company. The exact number of units, Vacation Intervals and Vacation Points ultimately achieved may differ from the following estimates based on future land planning and site layout considerations.

                                                                                                    VACATION INTERVAL
                                                                    UNITS AT RESORT                INVENTORY AT RESORT
                                                             ------------------------------ ----------------------------------
                                               DATE                       POTENTIAL           CURRENT     POTENTIAL
 RESORT                    LOCATION            ACQUIRED      CURRENT(A)  EXPANSION(B) TOTAL INVENTORY(C) EXPANSION(D)   TOTAL
 ------                    --------            --------      ----------  ------------ ----- ------------ ------------  -------
 SUNTERRA RESORTS:
 Cypress Pointe Resort     Lake Buena          November 1992     224          276(e)    500       753       14,076(e)   14,829
                            Vista, Florida
 Plantation at Fall Creek  Branson,            July 1993         114          286(f)    400         3       14,586(f)   14,589
                           Missouri
 Royal Dunes Resort        Hilton Head         April 1994         40           15(g)     55       281          765(g)    1,046
                            Island, South
                            Carolina
 Royal Palm Beach Club     St. Maarten,        July 1995         140             (h)    140     1,043             (h)    1,043
                            Netherlands
                            Antilles
 Flamingo Beach Club       St. Maarten,        July 1995         172           85(i)    257     1,484        4,335(i)    5,819
                            Netherlands
                            Antilles
 San Luis Bay Resort       Avila Beach,        June 1996          98           32(j)    130     1,546        1,632(j)    3,178
                           California
 The Savoy at              Miami Beach,        August 1997        40           28(k)     68     2,040        1,428(k)    3,468
  South Beach              Florida
 Scottsdale Villa Mirage   Scottsdale,
  Resort                   Arizona             February 1997      64          104(l)    168       895        5,304(l)    6,199
 The Ridge on Sedona
  Golf Resort              Sedona, Arizona     February 1997      12          108(m)    120       246        5,508(m)    5,754
 Sedona Springs Resort     Sedona, Arizona     February 1997      40          --         40        21          --           21
 Sedona Summit Resort      Sedona, Arizona     February 1997      60          --         60       792          --          792
 Villas of Poco Diablo     Sedona, Arizona     February 1997      33          --         33        54          --           54
 Villas of Sedona          Sedona, Arizona     February 1997      40          --         40       181          --          181
 North Bay Resort(n)       Lake Arrowhead,     February 1997      13          --         13        34          --           34
                            California
 Tahoe Beach & Ski Club    South Lake Tahoe,   February 1997     140          --        140       735          --          735
                            California
 Tahoe Seasons Resort      South Lake Tahoe,   February 1997      21(o)       --         21       210          --          210
                            California
 Villas on the Lake        Lake Conroe,
                           Texas               February 1997      37           64(p)    101     1,229        3,264(p)    4,493
 Powhatan Plantation       Williamsburg,
                           Virginia            May 1997          405           95(q)    500       398        4,845(q)    5,243
 Greensprings Plantation   Williamsburg,
                           Virginia            May 1997           58          442(r)    500       312       22,542(r)   22,854
                                                               -----        -----     -----    ------      -------     -------
      TOTAL...............................................     1,751        1,535     3,286    12,257       78,285      90,542
                                                               -----        -----     -----    ------      -------     -------
 EMBASSY VACATION RESORTS:
 Poipu Point(s)            Koloa, Kauai,       November 1994     219(t)       --        219     8,826          --        8,826
                           Hawaii
 Grand Beach               Orlando, Florida    January 1995      126          248(u)    374     2,255       12,648(u)   14,903
 Lake Tahoe                South Lake Tahoe,
                            California         May 1996           62          148(v)    210     2,074        7,548(v)    9,622
                                                               -----        -----     -----    ------      -------     -------
      TOTAL...............................................       407          396       803    13,155       20,196      33,351
 WESTIN VACATION CLUB:
 St. John(w)               St. John, U.S.
                            Virgin Islands     May 1997           48           48(x)     96     1,715        2,448(x)    4,163
                                                               -----        -----     -----    ------      -------     -------
      TOTAL...............................................        48           48        96     1,715        2,448       4,163
                                                               -----        -----     -----    ------      -------     -------
 LSI RESORTS               --                  --                717          --        717     1,915          --        1,915(y)
 MISCELLANEOUS             N/A                 N/A               --           --        --        107          --          107(z)
                                                               -----        -----     -----    ------      -------     -------
 TOTAL UNITS AND
  VACATION INTERVALS......................................     2,923        1,979     4,902    29,149      100,929     130,078
                                                               =====        =====     =====    ======      =======     =======

                                                                UNITS AT RESORT              VACATION POINTS IN SYSTEM
                                                        ------------------------------- -----------------------------------
                                               DATE                   POTENTIAL            CURRENT      POTENTIAL
RESORT            LOCATION                   ACQUIRED   CURRENT(aa) EXPANSION(bb) TOTAL INVENTORY(cc) EXPANSION(dd)  TOTAL
------            --------                   --------   ----------- ------------- ----- ------------- ------------- -------
LSI RESORTS:
Pine Lake Resort  Lake District, England    August 1997     112           --       112
Woodford Bridge
 Country
 Club             Devon, England            August 1997      72           50       122
Wychnor Park
 Country Club     Midlands, England         August 1997      44           20        64
Flanesford
 Priory           Midlands, England         August 1997      16           --        16
Los Amigos Beach
 Club             Costa Del Sol, Spain      August 1997     140           50       190
Royal Oasis Club
at La Quinta      Costa Del Sol, Spain      August 1997      68           --        68     133,907       276,000    409,907
Royal Oasis Club
at Benal Beach    Costa Del Sol, Spain      August 1997     108           --       108
White Sands
Beach Club        Menorca, Spain            August 1997      48           --        48
White Sands
Country Club      Menorca, Spain            August 1997      51           --        51
Club del Carmen   Lanzarote, Canary Islands August 1997      67           --        67
Alpine Club       Schladming, Austria       August 1997      69           --        69
                                                            ---          ---       ---
TOTAL UNITS AND
 VACATION POINTS......................................      795          120       915
                                                            ===          ===       ===

-------
(a) Current units at each resort represents only those units that have received their certificate of occupancy as of September 30, 1997. The Company generally is able to sell 51 Vacation Intervals with respect to each unit at its resorts (the 52nd week is generally utilized for maintenance).

(b) Potential expansion units at each resort includes, as of September 30, 1997, (i) units currently under construction that have not yet received their certificate of occupancy and (ii) units planned to be developed on land currently owned by the Company or under option to be acquired which have not yet received their certificate of occupancy and which are not currently under construction.

(c) Current inventory of Vacation Intervals at each resort represents only those unsold Vacation Intervals that have received their certificate of occupancy as of September 30, 1997.

(d) Potential expansion of Vacation Intervals at each resort includes, as of September 30, 1997, (i) Vacation Intervals currently under development that have not yet received their certificate of occupancy and (ii) Vacation Interval development potential on land currently owned by the Company or under option to be acquired which have not yet received their certificate of occupancy and which are not currently under construction.

(e) Includes an estimated 276 units which the Company plans to construct on land which it owns at the Cypress Pointe Resort and for which all necessary governmental approvals and permits (except building permits) have been obtained. Should the Company elect to construct a higher percentage of three bedroom units, rather than its current planned mix of one, two and three bedroom units, the actual number of planned units will be lower than is indicated above.

(f) Includes an estimated 286 units which the Company plans to construct on land which it owns or is currently subject to a contract to purchase at the Plantation at Fall Creek.

(g) Includes 15 units construction of which commenced in the second quarter of 1997 and for which all necessary governmental approvals and permits have been received by the Company.

(h) The Company has not committed to any expansion of the Royal Palm Beach Club. The Company is considering the acquisition of additional land adjacent to the Royal Palm Beach Club for the addition of an estimated 60 units (and a corresponding number of Vacation Intervals) but has yet to enter into an agreement with respect to such additional land or to obtain the necessary governmental approvals and permits for such expansion.

(i) In May 1996 the Company acquired a five-acre parcel of land adjacent to the Flamingo Beach Club on which the Company plans to develop approximately 85 units (and create a corresponding number of Vacation Intervals). The Company is in the process of seeking to obtain the necessary governmental approvals and permits for such proposed expansion.

(j) The Company is considering the acquisition of additional land near the San Luis Bay Resort for the addition of an estimated 100 units, but has yet to enter into an agreement with respect to such land or to obtain any of the necessary governmental approvals and permits for such proposed expansion. In June 1996 the Company acquired approximately

   130 Vacation Intervals at the San Luis Bay Resort out of the bankruptcy estate of Glen Ivy Resorts, Inc. In addition, the Company acquired promissory notes in default that are secured by approximately 900 Vacation Intervals. The Company intends to foreclose upon and acquire clear title to such Vacation Intervals and intends to complete such foreclosure procedures (or deed-in-lieu procedures) during the first quarter of 1998.

(k) Construction of an additional 28 units is scheduled for completion by the second quarter of 1998.

(l) Includes 40 units and 64 units which are scheduled for completion in the first quarter of 1998 and 1999, respectively. All necessary discretionary approvals and permits have been received for all units to be constructed at the Scottsdale Villa Mirage Resort.

(m) Construction began in December 1996 on The Ridge on Sedona Golf Resort, which upon completion will consist of 120 units. The first 12 units and clubhouse are scheduled for occupancy in the fourth quarter of 1997 and have received all necessary discretionary governmental approvals and permits. Governmental approvals and permits have not been sought or received for the additional planned 108 units. Vacation Interval sales began in May 1997.

(n) The Company owns or has the power to vote 80% of the partnership interests of Trion Capital Corporation. Trion is the General Partner of Arrowhead Capital Partners, L.P., which is the developer of North Bay Resort at Lake Arrowhead. The General Partner is entitled to receive 1% of the profits of Arrowhead Capital Partners, L.P., but under certain circumstances, is entitled to receive substantially higher profits. All Seasons has an exclusive sales and marketing contract for sales at North Bay, and is the property manager of the resort. Although Arrowhead Capital Partners, L.P. owns undeveloped land and buildings under construction at the North Bay Resort at Lake Arrowhead, no definitive expansion plans have been made.

(o) Prior to being acquired by the Company, AVCOM purchased a portfolio of 1,057 defaulted consumer notes at the Tahoe Seasons Resort in March 1996 which are secured by Vacation Intervals. Of the notes purchased, 414 notes have been converted to inventory of which 160 Vacation Intervals have been sold by the Company and 41 of the notes have been reaffirmed by the original buyers. The Company intends to foreclose on the remaining notes and acquire clear title to the applicable Vacation Intervals.

(p) Villas on the Lake consists of 37 existing units purchased in February 1996 currently in the final phase of renovation. Land included in the initial purchase is able to accommodate construction of an additional
    64 units in Phase II. The Phase II construction start date has not yet been determined, however, all necessary discretionary governmental approvals and permits (excluding building permits which have not yet been applied for) have been received for such additional 64 units.

(q) Includes 14 units which are currently under construction and are scheduled for occupancy during the first quarter of 1998. The Company has received all necessary discretionary governmental approvals and permits with respect to such 14 units, excepting certificates of occupancy. The Company's development schedule for the remaining 81 units will be determined based on market demand and other factors.

(r) Includes 30 units which are currently under construction and are scheduled for occupancy during the first quarter of 1998. The Company has received all necessary discretionary governmental approvals and permits with respect to such 30 units, excepting certificates of occupancy. The Company's development schedule for the remaining 412 units will be determined based on market demand and other factors.

(s) The Company acquired a 30.43% partnership interest in the Embassy Vacation Resort Poipu Point in November 1994. The Company owns, directly or indirectly, 100% of the partnership interests in one of the two co-managing general partners of Poipu Resort Partners L.P., a Hawaii limited partnership ("Poipu Partnership"), the partnership which owns the Embassy Vacation Resort Poipu Point. The managing general partner owned by the Company holds a 0.5% partnership interest for purposes of distributions, profits and losses. The Company also holds, directly or indirectly, a 29.93% limited partnership interest in the Poipu Partnership for purposes of distributions, profits and losses, for a total partnership interest of 30.43%. In addition, following repayment of any outstanding partner loans, the Company, directly or indirectly, is entitled to receive a 10% per annum return on the Founders' and certain former limited partners' initial capital investment of approximately $4.6 million in the Poipu Partnership. After payment of such preferred return and the return of approximately $4.6 million of capital to the Company, directly or indirectly, on a pari passu basis with the other general partner in the partnership, the Company, directly or indirectly, is entitled to receive approximately 50% of the net profits of the Poipu Partnership. In the event certain internal rates of return specified in the Poipu Partnership agreement are achieved, the Company, directly or indirectly, is entitled to receive approximately 55% of the net profits of the Poipu Partnership.

(t) Includes 179 units that the Company currently rents on a nightly basis, pending their sale as Vacation Intervals.

(u) The Company has received all necessary discretionary governmental approvals and permits to construct an additional estimated 248 units on land which it owns at the Embassy Vacation Resort Grand Beach (excluding building permits which have not yet been applied for by the Company). The Company plans to apply for and obtain these building permits on a building-by-building basis.

(v) The Company has received all necessary discretionary governmental approvals and permits (excluding building permits which the Company intends to apply for and obtain on a phase-by-phase basis) to construct an additional estimated 148 units on land that it owns at the Embassy Vacation Resort Lake Tahoe. The Company commenced construction on 40 of such units in the first quarter of 1997 and, subject to market demand, currently plans to construct an additional 40 of such units commencing in the second quarter of each year from 1998 through 1999 and the remaining 28 units commencing in May 2000.

(w) The Company owns 50% of the entity which has acquired the unsold Vacation Intervals at this resort. The acquisition closed in May of 1997 and sales of Vacation Intervals commenced in the fourth quarter of 1997.

(x) Includes 48 units which are currently available for occupancy. With respect to such 48 units, 36 of such units have received all necessary discretionary governmental approvals and permits necessary to commence Vacation Interval sales and the Company plans to file the necessary documentation to receive such approvals with respect to the remaining 12 of such units. Also includes an additional 48 units which will require the installation of utilities, furniture, fixtures and equipment and interior finishes before occupancy. The Company currently anticipates completing the renovation of such 48 additional units by the first quarter of 1998. The Company also owns adjacent land at the St. John resort which will accommodate the development of additional units but with respect to which no permits or approvals have been sought or obtained. The Company has not yet determined the number of potential additional units which may be constructed on such adjacent land or the timing of such potential development.

(y) Represents the aggregate number of units and Vacation Intervals (as opposed to Vacation Points) at the Company's LSI Resorts.

(z) Represents vacation intervals at resorts not owned by the Company which were received by the Company in exchange for Vacation Intervals at the Company's resorts. The Company intends to sell such vacation intervals.

(aa) Current units at each resort represents only those units that have received their certificate of occupancy (or other equivalent certificate) as of September 30, 1997. LSI generally is able to sell points representing 50 weeks with respect to each unit at its resorts (the 51st and 52nd weeks are generally utilized for maintenance).

(bb) Potential expansion units at each resort includes, as of September 30, 1997, (i) units currently under construction that have not yet received their certificate of occupancy (or other equivalent certificate) and
     (ii) units planned to be developed on land currently owned by LSI or under option to be acquired which have not yet received their certificate of occupancy (or other equivalent certificate) and which are not currently under construction.

(cc) Current inventory of Vacation Points represents, as of September 30, 1997, the number of unsold Vacation Points in LSI's vacation club system, as well as the number of points allocable to current unit inventory owned by LSI but not yet contributed to LSI's vacation club system.

(dd) Potential expansion Vacation Points represents, as of September 30, 1997, the estimated number of Vacation Points assignable to potential expansion units at the 11 existing LSI Resorts.

  The following table sets forth certain information, as of September 30, 1997, with respect to the Company's resorts owned on such date. All of the units are fully-furnished, including telephones, televisions, VCRs and stereos, and all but the studio units feature full kitchens. Most of the units contain a washer and dryer, microwave and private outdoor barbecue grill. Many units also include a private deck.

                                                                                  RESORT AMENITIES
                                                                       --------------------------------------
                                                     TYPES OF UNITS
                                                         OFFERED
                                                   -------------------        SWIMMING WHIRLPOOL/ RESTAURANT/
RESORTS                          LOCATION           S  1BR 2BR 3BR 4BR TENNIS   POOL    JACUZZI     LOUNGE
-------                  ------------------------- --- --- --- --- --- ------ -------- ---------- -----------
SUNTERRA RESORTS:
 Cypress Pointe Resort   Lake Buena Vista, Florida   X   X   X   X        X       X         X
 Plantation at Fall
  Creek                  Branson, Missouri           X   X   X            X       X         X           X
 Royal Dunes Resort      Hilton Head Island,
                          South Carolina                         X                X         X
 Royal Palm Beach Club   St. Maarten, Netherlands
                          Antilles                       X   X   X                X                     X
 Flamingo Beach Club     St. Maarten, Netherlands
                          Antilles                   X   X                X       X                     X
 San Luis Bay Resort     Avila Beach, California     X   X                        X         X           X
 The Savoy at South
  Beach                  Miami Beach, Florida        X   X   X                              X           X
 Scottsdale Villa Mirage
  Resort                 Scottsdale, Arizona         X   X   X                    X         X           X
 The Ridge on Sedona
  Golf Resort            Sedona, Arizona             X   X   X            X       X         X           X
 Sedona Springs Resort   Sedona, Arizona             X   X   X            X       X
 Sedona Summit Resort    Sedona, Arizona             X   X   X                    X         X
 Villas of Paco Diablo   Sedona, Arizona             X   X                        X         X
 Villas of Sedona        Sedona, Arizona                 X   X            X       X         X
 North Bay Resort        Lake Arrowhead,
                          California                 X   X   X                    X         X
 Tahoe Beach and Ski     South Lake Tahoe,
  Club                    California                 X   X   X   X                X         X           X
 Tahoe Seasons Resort    South Lake Tahoe,
                          California                     X                        X         X           X
 Villas on the Lake      Lake Conroe, Texas                  X   X                X
 Powhatan Plantation     Williamsburg, Virginia          X   X   X        X       X         X           X
 Greensprings Plantation Williamsburg, Virginia              X       X            X         X           X
EMBASSY VACATION
 RESORTS:                                                                         X         X           X
 Poipu Point             Koloa, Kauai, Hawaii                X   X        X       X         X
 Grand Beach             Orlando, Florida                        X                X         X
 Lake Tahoe              South Lake Tahoe,
                          California                 X   X                        X         X           X
WESTIN VACATION CLUB:
 St. John                St. John, U.S. Virgin
                          Islands                    X   X   X   X        X       X         X           X
LSI RESORTS:
 Pine Lake Resort        Lake District, England      X       X            X       X         X           X
 Woodford Bridge Country
  Club                   Devon, England              X   X   X                    X         X           X
 Wychnor Park Country
  Club                   Midlands, England               X   X            X       X         X           X
 Flanesford Priory       Midlands, England           X   X   X   X
 Los Amigos Beach Club   Costa Del Sol, Spain        X   X   X   X        X       X         X           X
 Royal Oasis Club at La
  Quinta                 Costa Del Sol, Spain            X   X                    X         X           X
 Royal Oasis Club at
  Benal Beach            Costa Del Sol, Spain        X   X                        X         X           X
 White Sands Beach Club  Menorca, Spain                  X   X   X                X         X           X
 White Sands Country
  Club                   Menorca, Spain                  X   X   X                X
 Club del Carmen         Lanzarote, Canary Islands       X   X                    X         X           X
 Alpine Club             Schladming, Austria         X   X   X            X       X         X           X

EMBASSY VACATION RESORTS

  Capitalizing on two of the Company's Founders' relationship with Promus as a developer and owner of Embassy Suites hotels, in 1994 the Company and Promus established Embassy Vacation Resorts. However, the Company has no ownership of or rights to the "Embassy Vacation Resorts" name or servicemark, both of which are owned exclusively by Promus, except as set forth in the Company's license agreements with Promus with respect to the Company's Embassy Vacation Resorts. Under Promus's development agreement with Vistana, Inc., Promus has identified the Company as the only other licensee to whom Promus may license the Embassy Vacation Resort name. There can be no assurance that Promus will license the Embassy Vacation Resort name to the Company with respect to possible future resorts. On January 7, 1997, Promus announced that it intended to expand its branded vacation ownership business with only the Company and Vistana and that additional Embassy Vacation Resort properties to be developed or acquired by the Company and licensed by Promus are under discussion.

  The Company seeks to attract potential Vacation Interval buyers at its Embassy Vacation Resorts by targeting past and present Embassy Suites' hotel guests with in-hotel marketing and direct marketing programs. These marketing efforts offer this target audience of Embassy Suites hotel guests value-priced vacation packages which include resort tours and the opportunity to purchase complete vacations, including accommodations, airfare and other vacation components such as car rental. Additionally, the Company has the ability to generate resort tours through Embassy Suites' central reservation system by offering a premium for a resort tour at the time a guest reserves an Embassy Suites hotel in the vicinity of an Embassy Vacation Resort property. The Company believes its access to the Embassy Suites customer base allows it to generate Vacation Interval sales from these prospective customers at a lower cost than through other lead generation methods. Because a high percentage of such customers already have a preference for the Embassy brand, the Company believes it achieves relatively high sales closing percentages among these customers.

  The Embassy Vacation Resort Poipu Point is owned by the Poipu Partnership, which consists of the Company and a third party. The Poipu Partnership requires partner consents for major decisions including approval of budgets, capital contributions and entry into material agreements. If the Company and its partner are unable to agree on major decisions, either partner may elect to invoke a buy/sell right, which could require the Company to either sell its interest in the Embassy Vacation Resort Poipu Point or to buy out the interest of its partner at a time when the Company is not prepared to do so. In addition, under certain circumstances, the other partner can require the Company to purchase such partner's interest or sell its interest to the partner.

WESTIN VACATION CLUB RESORTS

  On January 19, 1998, the Company announced that it and Westin had modified their existing joint development agreement to make the relationship non-exclusive between the parties. Under their modified relationship, the Company and Westin each will be free to independently pursue all vacation ownership development opportunities. Under the parties' prior exclusive agreement, the Company and Westin each were restricted from developing four and five star vacation ownership resorts with third parties. The Company and Westin, however, will continue to jointly own and operate the Westin Vacation Club at St. John, U.S. Virgin Islands. This resort, and any additional resorts acquired or developed pursuant to the Westin Agreement, will be owned by partnerships, limited liability companies or similar entities in which each of Westin and the Company will own a 50% equity interest and have an equal voice in management. Accordingly, the Company will not be able to control such resorts or the applicable entities. As part of the modification, the Company's and Westin's representatives no longer serve on the other's board of directors.

  In May 1997, the Company and Westin jointly acquired the Westin Vacation Club resort in St. John, U.S. Virgin Islands. The "four-star" Westin Vacation Club at St. John involves a conversion of the existing St. John Villas, located adjacent to the Great Cruz Bay Resort Hotel (formerly known as the Hyatt Regency St. John) which will be operated as a Westin Hotel. Pursuant to a purchase and sale agreement with subsidiaries of Skopbank, a Finnish corporation, Westin acquired a 100% interest in the hotel and the Company and Westin formed the Westin Partnership owned 50% by each of the Company and Westin to acquire an interest in the 96 units at the St. John Villas, representing 4,163 Vacation Intervals (the number of unsold Vacation Intervals remaining at the St. John Villas), which will be operated as the Westin Vacation Club resort at St. John. Of the $10.5 million purchase price for the remaining unsold Vacation Intervals at the St. John Villas, each of the

Company and Westin is obligated to contribute approximately $2.5 million in cash, with the remaining $5.5 million of the acquisition price to be paid by the Westin Partnership (which amount was loaned to the partnership by the Company in the first quarter of 1997). In addition, the Westin Partnership will borrow approximately $7.1 million to complete the conversion of the St. John Villas to a Westin Vacation Club resort.

  Commencement of Vacation Interval sales began in September 1997. Located adjacent to the beachfront hotel, the St. John Villas consist of 96 studio, one bedroom, two bedroom and three bedroom units located on 12.3 hillside acres, of which 48 units are completed and ready for immediate occupancy. The additional 48 units currently require construction of all interior finishes and installation of furniture, fixtures and equipment prior to occupancy.

CUSTOMER FINANCING

  A typical Vacation Interval entitles the buyer to a one-week per year stay at one of the Company's resorts and ranges in price from approximately $6,000 to $8,000 for a studio residence to approximately $12,000 to $26,000 for a three bedroom residence. The Company offers consumer financing to the purchasers of Vacation Intervals in the Company's resorts who make a down payment generally equal to at least 10% of the purchase price. This financing generally bears interest at fixed rates and is collateralized by a first mortgage on the underlying Vacation Interval. A portion of the proceeds of such financing is used to obtain releases of the Vacation Interval unit from outstanding construction loans, if any.

  The Company has entered into agreements with lenders for the Company's financing of customer receivables. At September 30, 1997, these agreements provided an aggregate of up to approximately $280.0 million of available financing to the Company bearing interest at variable rates tied to either the prime rate or LIBOR of which the Company had at September 30, 1997 approximately $198.8 million of additional borrowing capacity available.

  At September 30, 1997, the Company's mortgage portfolio included approximately 34,485 consumer loans totaling approximately $315 million, with a stated maturity of seven to ten years and a weighted average interest rate of 15% per annum. As of September 30, 1997, approximately 3.6% of the Company's consumer loans were considered by the Company to be delinquent (past due by 60 or more days). The Company had completed or commenced foreclosure or deed-in-lieu of foreclosure (which is typically commenced once a loan is more than 120 days past due) on an additional approximately 1.8% of its consumer loans. As of September 30, 1997, the Company's allowance for doubtful accounts as a percentage of gross mortgages receivable was 6.5%, which management believes is an adequate reserve for expected loan losses. The Company has historically derived income from its financing activities. Because the Company's borrowings bear interest at variable rates and the Company's loans to purchasers of Vacation Intervals bear interest at fixed rates, the Company bears the risk of increases in interest rates with respect to the loans it has from its lenders. The Company may engage in interest rate hedging activities from time to time in order to reduce the risk and impact of increases in interest rates with respect to such loans, but there can be no assurance that any such hedging activity will be adequate at any time to fully protect the Company from any adverse changes in interest rates.

  The Company also bears the risk of purchaser default. The Company's practice has been to continue to accrue interest on its loans to purchasers of Vacation Intervals until such loans are deemed to be uncollectible (which is generally 120 days after the date such loans are due), at which point it expenses the interest accrued on such loan, commences foreclosure proceedings and, upon obtaining title, returns the Vacation Interval to the Company's inventory for resale. The Company closely monitors its loan accounts and determines whether to foreclose on a case-by-case basis.

  LSI currently contracts with a third-party bank to provide financing to purchasers of points in its Grand Vacation Club. LSI is paid an upfront commission of approximately 13% of the principal amount of eligible consumer loans.

SALES AND MARKETING

  As one of the leading developers and operators of vacation ownership resorts in North America, the Company believes that it has acquired the skill and expertise in the development, management and operation of vacation ownership resorts and in the marketing of Vacation Intervals. The Company's primary means of selling Vacation Intervals is through on-site sales forces at each of its resorts. A variety of marketing programs are employed to generate prospects for these sales efforts, which include targeted mailings, overnight mini-vacation packages, gift certificates, seminars and various destination-specific local marketing efforts. Additionally, incentive premiums are offered to guests to encourage resort tours, in the form of entertainment tickets, hotel stays, gift certificates or free meals. The Company's sales process is tailored to each prospective buyer based upon the marketing program that brought the prospective buyer to the resort for a sales presentation. Prospective target customers are identified through various means of profiling, and are intended to include Westin Vacation Club and Embassy Suites hotel guests and current owners of vacation ownerships. Cross-marketing targets current owners of Vacation Intervals at the Company's resorts, both to sell additional Vacation Intervals at the owner's home resort, or to sell a Vacation Interval at another of the Company's resorts. The Company also sells Vacation Intervals through off-site sales centers.

ACQUISITION PROCESS

  The Company obtains information with respect to resort acquisition opportunities through interaction by the Company's management team with resort operators, real estate brokers, lodging companies or financial institutions with which the Company has established business relationships. From time to time the Company is also contacted by lenders and property owners who are aware of the Company's development, management, operations and sales expertise with respect to Vacation Interval properties.

  The Company has expertise in all areas of resort development including, but not limited to, architecture, construction, finance, management, operations and sales. With relatively little lead time, the Company is able to analyze potential acquisition and development opportunities. After completing an analysis of the prospective market and the general parameters of the property or the site, the Company generates a conceptual design to determine the extent of physical construction or renovation that can occur on the site in accordance with the requirements of the local governing agencies. For most properties, the predominant factors in determining the physical design of the site include density of units, maximum construction height, land coverage and parking requirements. Following the preparation of such a conceptual design, the Company analyzes other aspects of the development process, such as construction cost and phasing, to match the projected sales flow in the relevant market. At this stage of analysis, the Company compares sales, construction cost and phasing, debt and equity structure, cash flow, financing and overall project cost to the acquisition cost. The Company's procedures when considering a potential acquisition are generally set forth below.

  Economic and Demographic Analysis. To evaluate the primary economic and demographic indicators for the resort area, the Company considers the following factors, among others, in determining the viability of a potential new vacation ownership resort in a particular location: (i) supply/demand ratio for Vacation Intervals in the relevant market, (ii) the market's growth as a vacation destination, (iii) the ease of converting a hotel or condominium property into a vacation ownership resort, (iv) the availability of additional land at or nearby the property for future development and expansion, (v) competitive accommodation alternatives in the market, (vi) uniqueness of location, and (vii) barriers to entry that would limit competition. The Company examines the competitive environment in which the proposed resort is located and all existing or to-be-developed resorts. In addition, information respecting characteristics, amenities and financial information at competitive resorts is collected and organized. This information is used to assess the potential to increase revenues at the resort by making capital improvements.

  Pro Forma Operating Budget. The Company develops a comprehensive pro forma budget for the resort, utilizing available financial information in addition to the other information collected from a variety of sources. The estimated sales of units are examined, including the management fees associated with such unit. Finally, the potential for overall capital appreciation of the resort is reviewed, including the prospects for obtaining liquidity through sale or refinancing of the resort.

  Environmental and Legal Review. In conjunction with each prospective acquisition or development, the Company conducts real estate and legal due diligence on the property. This due diligence includes an environmental investigation and report by a reputable environmental consulting firm, including tests on identified underground storage tanks. If recommended by the environmental consulting firm, additional testing is generally conducted. The Company also obtains a land survey of the property and inspection reports from licensed engineers or contractors on the physical condition of the resort. In addition, the Company conducts customary real estate due diligence, including the review of title documents, operating leases and contracts, zoning, and governmental permits and licenses and a determination of whether the property is in compliance with applicable laws.

OTHER OPERATIONS

  Room Rental Operations. In order to generate additional revenue at certain of its resorts that have rentable inventory of Vacation Intervals, the Company rents units with respect to such unsold or unused Vacation Intervals for use as a hotel. The Company offers these unoccupied units both through direct consumer sales, travel agents or vacation package wholesalers. In addition to providing the Company with supplemental revenue, the Company believes its room-rental operations provide it with a good source of lead generation for the sale of Vacation Intervals. As part of the management services provided by the Company to Vacation Interval owners, the Company receives a fee for services provided to rent an owner's Vacation Interval in the event the owner is unable to use or exchange the Vacation Interval. In addition, the Embassy Vacation Resort Poipu Point (acquired in November 1994) was acquired as a traditional hotel with the intention of converting each such resort to a vacation ownership property. Until such time as a unit at each resort is sold as Vacation Intervals, the Company continues (or will continue) to rent such unit on a nightly basis. In the future, other acquired resorts may be operated in this fashion during the start-up of Vacation Interval sales.

  Resort Management. The Company's resorts are (i) generally managed by the Company pursuant to management agreements with homeowner associations with respect to each of the Company's Sunterra Resorts, or (ii) managed by Promus pursuant to management agreements with the Company with respect to the Company's Grand Beach and Lake Tahoe Embassy Vacation Resorts. The Company pays Promus a licensing fee of 2% of Vacation Interval sales at the Embassy Vacation Resorts. Westin will manage Westin Vacation Club resorts.

  At each of the Company's Sunterra Resorts, the Company enters into a management agreement with an association comprised of owners of Vacation Intervals at the resort to provide for management and maintenance of the resort. Pursuant to each such management agreement the Company is paid a monthly management fee equal to 10% to 12% of monthly maintenance fees. The management agreements are typically for a three year period, renewable annually automatically unless notice of non-renewal is given by either party. Pursuant to each management agreement the Company has sole responsibility and exclusive authority for all activities necessary for the day-to-day operation of the Sunterra Resorts, including administrative services, procurement of inventories and supplies and promotion and publicity. With respect to each resort the Company also obtains comprehensive and general public liability insurance, all-risk property insurance, business interruption insurance and such other insurance as is customarily obtained for similar properties. The Company also provides all managerial and other employees necessary for the Sunterra Resorts, including review of the operation and maintenance of the resorts, preparation of reports, budgets and projections, employee training, and the provision of certain in-house legal services. At the Company's Grand Beach and Lake Tahoe Embassy Vacation Resorts, Promus provides these services. At the Embassy Vacation Resort Poipu Point, Aston provides management and maintenance services to the Company pursuant to a management agreement and assumes responsibility of such day-to-day operation of the Embassy Vacation Resorts.

  LSI manages each resort in its Grand Vacation Club pursuant to contracts which typically provide for a management fee of 15% of monthly maintenance fees to be paid to LSI.

VACATION INTERVAL OWNERSHIP

  The purchase of a Vacation Interval typically entitles the buyer to use a fully-furnished vacation residence, generally for a one-week period each year, in perpetuity. Typically, the buyer acquires an ownership interest in the vacation residence, which is often held as tenant in common with other buyers of interests in the property.

  The owners of Vacation Intervals manage the property through a non-profit homeowners' association, which is governed by a Board consisting of representatives of the developer and owners of Vacation Intervals at the resort. The Board hires an agent, delegating many of the rights and responsibilities of the homeowners' association to a management company, as described above, including grounds landscaping, security, housekeeping and operating supplies, garbage collection, utilities, insurance, laundry and repair and maintenance.

  Each Vacation Interval owner is required to pay the homeowners' association a share of all costs of maintaining the property. These charges can consist of an annual maintenance fee plus applicable real estate taxes (generally $300 to $700 per interval) and special assessments, assessed on an as-needed basis. If the owner does not pay such charges, the owner's use rights may be suspended and the homeowners' association may foreclose on the owner's Vacation Interval.

  For a description of the general terms of a points-based vacation club system, see "--Business Strategy-- Development of Points-Based Vacation Club System."

PARTICIPATION IN VACATION INTERVAL EXCHANGE NETWORKS

  The Company believes that its Vacation Intervals are made more attractive by the Company's participation in Vacation Interval exchange networks operated by RCI and II. In addition, LSI's Grand Vacation Club points system is affiliated with II. In a 1995 study sponsored by the Alliance for Timeshare Excellence and ARDA, the exchange opportunity was cited by purchasers of Vacation Intervals as one of the most significant factors in determining whether to purchase a Vacation Interval. Participation in RCI and II allows the Company's customers to exchange in a particular year their occupancy right in the unit in which they own a Vacation Interval for an occupancy right at the same time or a different time in another participating resort, based upon availability and the payment of a variable exchange fee. A member may exchange his Vacation Interval for an occupancy right in another participating resort by listing his Vacation Interval as available with the exchange organization and by requesting occupancy at another participating resort, indicating the particular resort or geographic area to which the member desires to travel, the size of the unit desired and the period during which occupancy is desired. Both RCI and II assign ratings to each listed Vacation Interval, based upon a number of factors, including the location and size of the unit, the quality of the resort and the period during which the Vacation Interval is available, and attempts to satisfy the exchange request by providing an occupancy right in another Vacation Interval with a similar rating. If RCI or II is unable to meet the member's initial request, it suggests alternative resorts based on availability.

  Founded in 1974, RCI has grown to be the world's largest Vacation Interval exchange organization, which has a total of more than 2,900 participating resort facilities and over 2.0 million members worldwide. During 1995 RCI processed over 1.5 million Vacation Interval exchanges. The cost of the annual membership fee in RCI, which typically is at the option and expense of the owner of the Vacation Interval, is $65 per year, plus an exchange fee of $89 and $119 for domestic and international exchanges, respectively. RCI has assigned high ratings to the Vacation Intervals in the Company's resort properties, and such Vacation Intervals have in the past been exchanged for Vacation Intervals at other highly-rated member resorts. During 1995, approximately 97% of all exchange requests were fulfilled by RCI, and approximately 58% of all exchange requests are confirmed on the day of the request. In November 1996, HFS Incorporated consummated the acquisition of RCI for cash and securities.

  Established in 1976, II has more than 1,400 participating resort facilities and over 750,000 members worldwide. The cost of the annual membership fee in II, which typically is at the option and expense of the owner of the Vacation Interval, is $66 per year, plus an exchange fee of $94 and $104 for domestic and international exchanges, respectively. II has assigned high ratings to the Vacation Intervals in the Company's resort properties, and such Vacation Intervals have in the past been exchanged for Vacation Intervals at other highly-rated member resorts.

FUTURE ACQUISITIONS

  The Company intends to expand its vacation ownership business by acquiring or developing resorts located in attractive resort destinations, and is in the process of evaluating strategic acquisitions in a variety of locations. Such future acquisitions and development of resorts could have a substantial and material impact on the Company's operations and prospects. The Company currently is evaluating possible acquisitions of resorts and development opportunities, including opportunities located in Southern and Northern California, the Hawaiian islands of Hawaii, Maui and Oahu, the Caribbean, Mexico, the Western, Southwestern and Southeastern United States (including Florida, Arizona, Utah and Colorado) as well as in Europe and Asia. In addition, the Company has also explored the acquisition of and may consider acquiring existing management companies, vacation ownership developers and marketers, loan portfolios or other industry related operations or assets in the fragmented vacation ownership development, marketing, finance and management industry.

COMPETITION

  Although major lodging and hospitality companies such as Marriott, Disney, Hilton, Hyatt, Four Seasons and Inter-Continental, as well as Promus and Westin, have established or declared an intention to establish vacation ownership operations in the past decade, the industry remains largely unbranded and highly fragmented, with a vast majority of North America's approximately 2,000 vacation ownership resorts being owned and operated by smaller, regional companies. Of the Company's major brand name lodging company competitors, the Company believes, based on RCI reports and the Company's extensive knowledge of the industry, that Marriott currently sells Vacation Intervals at 12 resorts which it also owns and operates and directly competes with the Company's Poipu Point, Hilton Head Island, Williamsburg and Orlando area resorts; Disney currently sells Vacation Intervals at four resorts which it also owns and operates and directly competes with the Company's Orlando area and Hilton Head Island resorts; Hilton currently sells Vacation Intervals at two resorts which it also owns and operates and directly competes with the Company's Orlando area resorts; Hyatt owns and operates two resorts in Key West, Florida and one in Beaver Creek, Colorado, but does not directly compete in any of the Company's existing markets; Four Seasons began sales of Vacation Interval at its first vacation ownership resort in Carlsbad, California; and Inter-Continental has announced its entry into the vacation ownership market but has yet to commence sales of Vacation Intervals. Many of these entities possess significantly greater financial, marketing, personnel and other resources than those of the Company and may be able to grow at a more rapid rate than the Company as result.

  The Company also competes with companies with non-branded resorts such as Westgate, Vistana, Inc. and Vacation Break USA, Inc. (each of which competes with the Company's Orlando area resorts), Fairfield Communities (which recently announced plans to acquire Vacation Break USA, Inc. and which currently competes with the Company's Orlando area, Williamsburg and Branson resorts) and ILX Incorporated (which competes with the Company's Sedona, Arizona resorts). Under the terms of a recently announced five-year agreement, Promus and Vistana, Inc. will jointly acquire, develop, manage and market vacation ownership resorts in North America under Promus brand names. As part of the agreement, Promus and Vistana, Inc. will designate selected markets for development (which markets currently include Kissimmee, Florida and Myrtle Beach, South Carolina and in which markets Vistana, Inc. will have exclusive development rights). The Company is not precluded from using the Embassy Vacation Resort name in connection with resorts acquired during the term of the agreement in markets not otherwise exclusive to Vistana, Inc. The Company has been identified by Promus as the only other licensee to whom Promus may license the Embassy Vacation Resort name. There can be no assurance that Promus will not grant other entities a license to develop Embassy Vacation Resorts or that Promus will not exercise its rights to terminate the Embassy Vacation Resort licenses.

  As a result of the LSI Acquisition, the Company is also subject to competition in the European vacation ownership market, which is very fragmented. In addition to LSI, there are two other operators in Europe operating multi-resort points clubs -- Global Group and Club la Costa. LSI also has competition from individual vacation ownership resorts (including Marriott) in several of the areas in which it operates.

  In addition, the Company also competes with the buyers of its Vacation Intervals who subsequently decide to resell those intervals. While the Company believes, based on experience at its resorts, that the market for resale of Vacation Intervals by buyers is presently limited, such resales are typically at prices substantially less than the original purchase price. The market price of Vacation Intervals sold by the Company at a given resort or by its competitors in the market in which each resort is located could be depressed by a substantial number of Vacation Intervals offered for resale.

  The Embassy Suites hotels owned or controlled by affiliates of the Company's Founders may compete with certain of the Company's vacation ownership resorts; however, the Company anticipates that such Embassy Suites hotels could be a significant source of lead generation for its marketing activities. Subject to certain covenants not to compete, the Company's Founders could acquire resort and other hotel properties that could compete with the Company's vacation ownership business.

  The Company believes, based on ARDA and RCI reports and the Company's extensive knowledge of the industry, that its experience and exclusive focus on the vacation ownership industry, together with its portfolio of resorts located in a wide range of resort destinations and at a variety of price points, distinguish it from each of its competitors and that the Company is uniquely positioned for future growth.

GOVERNMENTAL REGULATION

  General. The Company's Vacation Interval marketing and sales are subject to extensive regulations by the federal government and the states and foreign jurisdictions in which its resort properties are located and in which Vacation Intervals are marketed and sold. On a federal level, the Federal Trade Commission has taken the most active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject appears on the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Interstate and Land Sales Full Disclosure Act, Telephone Consumer Protection Act, Telemarketing and Consumer Fraud and Abuse Prevention Act, Fair Housing Act and the Civil Rights Act of 1964 and 1968. In addition, many states have adopted specific laws and regulations regarding the sale of Vacation Interval ownership programs. The laws of most states, including Florida, South Carolina and Hawaii require the Company to file with a designated state authority for its approval a detailed offering statement describing the Company and all material aspects of the project and sale of Vacation Intervals. The laws of California require the Company to file numerous documents and supporting information with the California Department of Real Estate, the agency responsible for the regulation of Vacation Intervals. When the California Department of Real Estate determines that a project has complied with California law, it will issue a public report for the project. The Company is required to deliver an offering statement or public report to all prospective purchaser of a Vacation Interval, together with certain additional information concerning the terms of the purchase. The laws of Illinois, Florida, Hawaii and Virginia impose similar requirements. Laws in each state where the Company sells Vacation Intervals generally grant the purchaser of a Vacation Interval the right to cancel a contract of purchase at any time within a period ranging from 3 to 15 calendar days following the earlier of the date the contract was signed or the date the purchaser has received the last of the documents required to be provided by the Company. Most states have other laws which regulate the Company's activities such as real estate licensure; sellers of travel licensure; anti-fraud laws; telemarketing laws; price gift and sweepstakes laws; and labor laws. The Company believes that it is in material compliance with all federal, state, local and foreign laws and regulations to which it is currently or may be subject. However, no assurance can be given that the cost of qualifying under Vacation Interval ownership regulations in all jurisdictions in which the Company desires to conduct sales will not be significant. Any failure to comply with applicable laws or regulations could have material adverse effect on the Company.

  In addition, certain state and local laws may impose liability on property developers with respect to construction defects discovered or repairs made by future owners of such property. Pursuant to such laws, future owners may recover from the Company amounts in connection with the repairs made to the developed property.

  The marketing and sales of LSI's points system and its other operations are subject to national and European regulation and legislation. Within the European Community (which includes all the countries in which LSI conducts its operations), the European Timeshare Directive of 1994 regulates vacation ownership activities. For it to have direct effect, the European Timeshare Directive must be implemented by European Community Member States and the Directive required such implementation to have taken place prior to May 1997. The terms of the Directive require LSI to issue a disclosure statement providing specific information about its resorts and its vacation ownership operations as well as making mandatory a 10 day rescission period and a prohibition on the taking of advance payments prior to the expiration of that rescission period. Member States are permitted to introduce legislation which is more protective of the consumer when implementing the European Timeshare Directive. In the United Kingdom, where the majority of LSI's marketing and sales operations take place, the Directive has been implemented by way of an amendment to the Timeshare Act 1992. In the United Kingdom a 14 day rescission period is mandatory. There are other United Kingdom laws which LSI is or may be subject to including the Consumer Credit Act 1974, the Unfair Terms in Consumer Contracts Regulations 1995 and the Package Travel, Package Holidays and Package Tours Regulations 1992. While Spain has no specific timeshare legislation, it is expected that it will implement the Timeshare Directive in the near future. Until it does so, however, the European Timeshare Directive has no direct effect in Spain. The Timeshare Act 1992 does appear to have extra-territorial effect in that United Kingdom resident purchasers buying timeshare in other European Economic Area States may rely upon it. All the countries in which LSI operates have consumer and other laws which regulate its activities in those countries. LSI is member of the Timeshare Council which is the United Kingdom self regulating trade body for vacation ownership companies. As a member it is obligated to comply with all laws as well as with certain codes of conduct (including a code of conduct for the operating of points systems) promulgated by the Timeshare Council.

  Environmental Matters. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate the contamination on such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. In connection with its ownership and operation of its properties, the Company may be potentially liable for such costs.

  Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners and operation of real properties for personal injury associated with ACMs. In connection with its ownership and operation of its properties, the Company may be potentially liable for such costs.

  In addition, recent studies have linked radon, a naturally-occurring substance, to increased risks of lung cancer. While there are currently no state or federal requirements regarding the monitoring for, presence of, or exposure to, radon in indoor air, the EPA and the Surgeon General recommend testing residences for the presence of radon in indoor air, and the EPA further recommends that concentrations of radon in indoor air be limited to less than 4 picocuries per liter of air (Pci/L) (the "Recommended Action Level"). The presence of radon in concentrations equal to or greater than the Recommended Action Level in one or more of the Company's resorts may adversely affect the Company's ability to sell Vacation Intervals at such resorts and the market value of such resort. Recently-enacted federal legislation will eventually require the Company to disclose to potential purchasers of Vacation Intervals at the Company's resorts that were constructed prior to 1978 any known lead-paint hazards and will impose treble damages for failure to so notify.

  The Company has conducted Phase I assessments at each of its owned resorts in order to identify potential environmental concerns. These Phase I assessments have been carried out in accordance with accepted industry practices and consisted of non-invasive investigations of environmental conditions at the properties, including a preliminary investigation of the sites and identification of publicly known conditions concerning properties in the vicinity of the sites, physical site inspections, review of aerial photographs and relevant governmental records where readily available, interviews and knowledgeable parties, investigation for the presence of above ground and underground storage tanks presently or formerly at the sites, a visual inspection of potential lead-based paint and suspect friable ACMs where appropriate, a radon survey, and the preparation and issuance of written reports.

  The Company's assessments of its resorts have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any such material environmental liability. Nevertheless, it is possible that the Company's assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. The Company does not believe that compliance with applicable environmental laws or regulations will have a material adverse effect on the Company or its financial condition or results of operations.

  In connection with the acquisition and development of the Embassy Vacation Resort Lake Tahoe and the San Luis Bay Resort, the Company's environmental consultant has identified several areas of environmental concern. The areas of concern at the Embassy Vacation Resort Lake Tahoe relate to possible contamination that originated on the resort site due to prior uses and to contamination that may migrate onto the resort site from upgradient sources. California regulatory agencies have been monitoring the resort site and have required or is in the process of requiring the responsible parties (presently excluding the Company) to effect remediation action. The Company has been indemnified by certain of the responsible parties for certain costs and expenses in connection with contamination at the Embassy Vacation Resort Lake Tahoe (including Chevron (USA), Inc.) and does not anticipate incurring material costs in connection therewith, however, there is no assurance that the indemnitor(s) will meet their obligations in a complete and timely manner. In addition, the Company's San Luis Bay Resort is located in an area of Avila Beach, California which has experienced underground contamination resulting from leaking pipes at a nearby oil refinery. California regulatory agencies have required the installation of groundwater monitoring wells on the beach near the resort site, and no demand or claim in connection with such contamination has been made on the Company, however, there is no assurance that claims will not be asserted against the Company with respect to this environmental condition.

  The Company believes that its properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances. Except as described above with respect to the Embassy Vacation Resort Lake Tahoe and the San Luis Bay Resort, the Company has not been notified by any governmental authority or any third party, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of its present properties.

  A variety of laws concerning the protection of the environment, health and safety apply to the operations, properties and other assets owned by LSI. These laws originate at the European Union, national, state and local level. As a result of the consummation of the LSI Acquisition, the Company has effectively assumed the pre-existing liabilities of LSI under these laws, some of which impose liability in respect of operations no longer carried out and properties or assets no longer owned by LSI as well as existing operations, properties and assets. These environmental laws govern, among other things, the discharge of substances into waterways and the quality of water. Liability can attach to a person who causes or permits the discharge of substances to such waterways without a permit authorizing such discharges or beyond the scope of the applicable permit. Criminal sanctions can be imposed for any such violations and any persons violating these laws can be held responsible for the cost of remedying the consequences of an unauthorized discharge. In addition, certain laws restrict the use of property and the construction of buildings and other structures. Carrying out development without the appropriate consent or beyond the scope of the consent can result in regulatory authorities taking action to require the unauthorized use to cease or unauthorized building or structure to be removed or modified. Criminal sanctions are available if the authority's requirements are not satisfied.

  As of the date of this Prospectus, Phase I environmental reports (which typically involve inspection without soil sampling or groundwater analysis) have been prepared by independent environmental consultants for each of the resorts currently owned by LSI. The Company is not aware of any environmental liability which it is acquiring as a result of the purchase of LSI that would have a material adverse effect on the Company's business, assets or results of operations. No assurance, however, can be given that these reports reveal all potential environmental liabilities.

  Other Regulations. Under various state and federal laws governing housing and places of public accommodation the Company is required to meet certain requirements related to access and use by disabled persons. Many of these requirements did not take effect until after January 1, 1991. Although management of the Company believes that its facilities are substantially in compliance with present requirements of such laws, and the Company may incur additional costs of compliance. Additional legislation may impose further burdens or restriction on owners with respect to access by disabled persons. The ultimate amount of the cost of compliance with such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on the Company, such costs could be substantial. Limitations or restrictions on the completion of certain renovations may limit application of the Company's growth strategy in certain instances or reduce profit margins on the Company's operations.

EMPLOYEES

  As of September 30, 1997, the Company employed approximately 1,900 full-time employees and approximately 600 part-time employees. The Company believes that its employee relations are good. Except for certain employees located at the St. Maarten, Netherlands Antilles resorts, none of the Company's employees is represented by a labor union.

  The Company sells Vacation Intervals at its resorts through approximately 770 independent sales agents. Such independent sales agents provide services to the Company under contract and, the Company believes, are not employees of the Company. Accordingly, the Company does not withhold payroll taxes from the amounts paid to such independent contractors. Although the Internal Revenue Service has made inquiries regarding the Company's classification of its sales agents at its Branson, Missouri resort, no formal action has been taken and the Company has requested that the inquiry be closed. In the event the Internal Revenue Service or any state or local taxing authority were to successfully classify such independent sales agents as employees of the Company, rather than as independent contractors, and hold the Company liable for back payroll taxes, such reclassification may have a material adverse effect on the Company.

INSURANCE

  The Company carries comprehensive liability, fire, hurricane, storm, earthquake and business interruption insurance with respect to the Company's resorts, with policy specifications, insured limits and deductibles customarily carried for similar properties which the Company believes are adequate. In September 1995 and July 1996, the Company's St. Maarten resorts were damaged by a hurricane. With respect to such September 1995 damage, the Company has recovered amounts from its insurance carriers sufficient to cover 100% of the property damage losses and is in the process of recovering amounts for business interruption. The Company has agreed to provide approximately 2,700 replacement weeks to owners who were unable to use their Vacation Interval as a result of such September 1995 hurricane. Such provision of replacement Vacation Intervals will have the short term effect of reducing the number of Vacation Intervals available for sale or alternative rental as hotel rooms at the St. Maarten resorts. Additionally, the St. Maarten resorts sustained relatively minor damage in 1996 as the result of Hurricane Bertha; management estimates that such damage is approximately $100,000, which is less than the applicable insurance deductibles and, accordingly, the expense to repair the damage will be borne by the Company. There are, however, certain types of losses (such as losses arising from acts of war) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in a resort, as well as the anticipated future revenues from such resort and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could have a material adverse effect on the Company.

LEGAL PROCEEDINGS

  The Company is currently subject to litigation and claims respecting employment, tort, contract, construction and commissions, disputes, among others. In the judgment of management, none of such lawsuits or claims against the Company is likely to have a material adverse effect on the Company or its business.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  On September 12, 1996, Ernst & Young LLP advised the Company that it was resigning as independent auditors for the Company. Ernst & Young LLP had been retained since the Company's inception and there have been no disagreements between the Company and Ernst & Young LLP with respect to accounting principles or practices, financial statement disclosure, auditing scope or procedures, which if not resolved to Ernst & Young LLP's satisfaction, would have resulted in a reference to the subject matters of the disagreement in its audit report. Since the Company's inception, Ernst & Young LLP's report on the Company's financial statements did not contain an adverse opinion or a disclaimer of opinion, nor were the opinions qualified or modified as to uncertainty, audit scope, or accounting principles, nor were there any events of the type requiring disclosure under Item 304(a)(l)(v) of Regulation S-K under the Securities Act.

  On September 17, 1996, the Company retained the accounting firm of Arthur Andersen LLP as auditors for the fiscal year ending December 31, 1996 following Board of Directors approval, which was obtained on September 16, 1996. The decision to retain Arthur Andersen LLP was based upon the prior relationship with a predecessor of the Company as auditors for the fiscal year ending December 31, 1994 and Arthur Andersen LLP's experience in the Company's industry, and was not motivated by any disagreements between the Company and Ernst & Young LLP concerning any accounting principles and/or policy matters. From the Company's inception to September 17, 1996, the Company did not consult with Arthur Andersen LLP with respect to the matters described in Item 304(a)(2) of Regulation S-K.

TRADEMARKS AND COMPANY NAME

  While the Company owns and controls a number of trade secrets, confidential information, trademarks, trade names, copyrights and other intellectual property rights which, in the aggregate, are of material importance to its business, it is believed that the Company's business, as a whole, is not materially dependent upon any one intellectual property or related group of such properties. The Company is licensed to use certain technology and other intellectual property rights owned and controlled by others, and, similarly, other companies are licensed to use certain technology and other intellectual property rights owned and controlled by the Company.

  The Company's Board of Directors has approved, subject to stockholder approval, a proposal to change the Company's corporate name.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BACKGROUND

  Signature Resorts, Inc. was incorporated in Maryland in May 1996 by the Founders to effect the Consolidation Transactions and the Initial Public Offering. The exchange of direct and indirect interests in, and obligations of, certain limited partnerships, limited liability companies and other corporations affiliated with the Founders for shares of Common Stock in the Company are referred to herein as the "Consolidation Transactions."

  The Company's predecessor commenced its vacation ownership resort acquisition and development business in 1992 to take advantage of the unique real estate development, financing and travel industry expertise of the Founders. Mr. Kaneko, who is a Japanese national and was educated in the United States, has more than 24 years of experience in resort real estate acquisition and development. Prior to forming the Company, Mr. Kaneko co-founded KOAR with Mr. Kenninger in 1985 and was previously the executive vice-president of the Hawaii-based United States operations of a Japanese publicly-traded real estate developer. Mr. Kenninger, a former business attorney for the seven years prior to co-founding KOAR, has had overall responsibility for the development, acquisition, licensing, branding and legal operations of the Company since 1993. Prior to forming the Company, Mr. Gessow in 1990 formed Argosy and, prior to forming Argosy, was previously president of both the Florida and west coast offices of Trammell Crow Residential Services, a real estate development company.

FOUNDERS' OTHER BUSINESS INTERESTS

  Affiliates of Messrs. Kaneko and Kenninger currently have managing general partner or similar interests in entities which own investment properties which the Company does not consider to be competitive with its vacation ownership business (the "KOAR Interests"). These properties include a 225-unit condominium project in Long Beach, California which is being marketed for whole share unit sales or long-term residential use rather than vacation use (and with respect to which the KOAR Interests, as of the date of this Prospectus, own 42 of the total 225 units, the balance having been sold to third parties); and several retail centers. Messrs. Kaneko and Kenninger are also currently the constituent general partners of a number of partnerships in which they owe fiduciary duties to limited partners who invested over $80 million of equity therein (which partnerships include five Embassy Suites hotels which are still owned by partnerships controlled by Affiliates of Messrs. Kaneko and Kenninger (the "Prior Partnerships")). Messrs. Kaneko and Kenninger are authorized by the Company to meet their duties and responsibilities to the Prior Partnerships pursuant to the terms thereof, including the sale, refinancing, restructuring and packaging of the Prior Partnerships, and including with respect to the formation of public or private entities for such purpose, including a public real estate investment trust ("REIT") for one or all of the Embassy Suites hotels in the Prior Partnerships (provided that Messrs. Kaneko and Kenninger agree not to serve as an officer or employee of such REIT). Messrs. Kaneko and Kenninger agree to continue to retain third party management companies to manage these properties (e.g., Promus Hotels manages all of the KOAR Interests' Embassy Suites hotels), and to employ personnel not employed by the Company to carry out the day-to-day responsibilities of managing and overseeing these properties. However, Messrs. Kaneko and Kenninger reserve the right to do what is reasonably necessary within these constraints to carry out their duties and responsibilities to the Prior Partnerships pursuant to the terms thereof. The Company does not believe that such activities will detract materially from Messrs. Kaneko's and Kenninger's services to the Company.

PAYMENTS TO AFFILIATES

  A total of $15.7 million of the net proceeds from the Consolidation Transactions and the Initial Public Offering were used to repay outstanding debt to affiliates of the Founders. Of the $15.7 million of the funds paid to the affiliates of the Founders, $15.3 million was used to pay-off existing debt to third-party financial institutions or other third-party financing sources or to pay tax liabilities. The proceeds from the loans were previously either invested in or loaned either to the Company or its predecessors or to acquire or develop certain of the Company's resorts.

  In addition, pursuant to the Consolidation Transactions, during the three months ended September 30, 1996, the Founders also received $2.3 million of distributions from certain predecessor partnerships of the Company to fund income tax obligations which had accrued through the date of the Initial Public Offering and with respect to which no pre-Initial Public Offering profits of the Company had been distributed.

  In addition, $12.2 million of the net proceeds of the Initial Public Offering were used to repay outstanding indebtedness owed to partnerships in which an affiliate of Mr. Friedman, a director of the Company, is a general partner. Of such repayment, approximately $3.0 million was repaid directly to Mr. Friedman or his affiliates.

  The Company generally receives management fees and certain other expenses from homeowners' associations at the resorts it manages. Payables to such homeowners' associations consist mostly of maintenance fees for units owned by the Company. At December 31, 1996, the Company had accrued $4,405,000 and $1,590,000 as a receivable and payable, respectively, with the various homeowners' associations that it manages at its resorts. The Company accrued $1,220,000 and $1,771,000 as a receivable and payable, respectively, at December 31, 1995 with the homeowners' associations that it manages at its resorts. The related party payable to the homeowners' associations that it manages at December 31, 1995, included $1,030,000 of a special assessment fee charged to the Company.

CONSOLIDATION TRANSACTIONS

  The Company's nine vacation ownership resorts existing prior to the Consolidation Transactions were previously owned and operated by partnerships, each affiliated with the Founders. Such partnerships consisted of Grand Beach Resort, L.P., a Georgia limited partnership (Embassy Vacation Resort Grand Beach); AKGI-Flamingo C.V., a Netherlands Antilles limited partnership (Flamingo Beach Club); AKGI-Royal Palm C.V., a Netherlands Antilles limited partnership (Royal Palm Beach Club); Port Royal Resort, L.P., a South Carolina limited partnership (Royal Dunes Resort); an approximately 30% interest in Poipu Resort Partners, L.P., a Hawaii limited partnership (Embassy Vacation Resort Poipu Point); Fall Creek Resort, L.P., a Georgia limited partnership (Plantation at Fall Creek); Cypress Pointe Resort, L.P., a Delaware limited partnership (Cypress Pointe Resort); Lake Tahoe Resort Partners, LLC, a California limited liability company (Embassy Vacation Resort Lake Tahoe); and San Luis Resort Partners, LLC, a Georgia limited liability company (San Luis Bay Resort) (collectively the "Property Partnerships"). Affiliates of the Founders were previously the sole general partners or the sole members of each of the Property Partnerships. Each of the Property Partnerships (other than the Embassy Vacation Resort Poipu Beach) which remained in existence following the Consolidation Transactions and the Initial Public Offering are wholly owned by the Company.

  As a result of the consummation of the Consolidation Transactions, the partnership and limited liability company interests in each of the Property Partnerships, certain of the stock of certain other corporations affiliated therewith (the "Affiliated Companies") held by "accredited investors" (as defined pursuant to Regulation D under the Securities Act) and certain debt obligations of the Property Partnerships and affiliates (and, as a result, ownership of certain of the Company's resorts) have been directly or indirectly transferred to the Company and in exchange the holders of such partnership interests and certain of such stock received shares of Common Stock in the Company. Holders of any such partnership interests who are not "accredited investors" received cash at a price commensurate with the value received by the accredited investors to be determined prior to the Consent Solicitation. As a result of the Consolidation Transactions, 17,032,057 shares of Common Stock were issued to the holders of partnership interests in the Property Partnerships and to certain stockholders of the Affiliated Companies. The Affiliated Companies include Argosy/KOAR Group, Inc., Resort Management International, Inc., Resort Marketing International, Inc., RMI-Royal Palm C.V.o.a., RMI-Flamingo C.V.o.a., AK-St. Maarten, LLC, Premier Resort Management, Inc., Resort Telephone & Cable of Orlando, Inc., Kabushiki Gaisha Kei, LLC, Vacation Ownership Marketing Company and Vacation Resort Marketing of Missouri, Inc., each of which are controlled by the Founders and previously provided administrative, utility, management and/or marketing services to certain of the Property Partnerships.

  The Company was incorporated in Maryland in May 1996 by the Founders to effect the Consolidation Transactions and the Initial Public Offering. Pursuant to a Private Placement Memorandum dated as of May 28, 1996, the Company in the Consent Solicitation solicited and received on or before June 13, 1996 the consent and agreement of the ultimate owners of interests in the Property Partnerships, the stockholders of the Affiliated Companies and the holders of certain debt obligations to exchange their partnership interests or shares in, and obligations of, the Property Partnerships or Affiliated Companies (or their direct or indirect interests in the owners thereof), as applicable, for shares of Common Stock in the Company. Such exchange occurred simultaneously with the closing of the Initial Public Offering. Direct and indirect holders of interests in, and obligations of, certain Property Partnerships received, upon consummation of the Consolidation Transactions, shares of Common Stock in the Company equal to a predetermined dollar value based on agreement between the Company and such holders as set forth in the Private Placement Memorandum for the Consent Solicitation. The balance of the shares of Common Stock issued in the Consolidation Transactions were issued to the holders of interests in the remaining Property Partnerships and to the holders of interests in the Affiliated Companies, which are comprised solely of the Founders or their affiliates.

                           REGISTERING STOCKHOLDERS

  All shares indicated below have been registered pursuant to certain registration rights granted by the Company. An aggregate of 212,717 shares of Common Stock may be offered by the Registering Stockholders from time-to-time. The following table sets forth, as of the date of this Prospectus, the name of each Registering Stockholder, and for each, the number of shares of Common Stock which may be offered for sale and the number of shares to be owned beneficially after the Registered Offering (assumes all shares available for offer will be sold). Applicable percentage ownership is based on 35,880,086 shares of Common Stock outstanding as of the date of this Prospectus.

                         BENEFICIAL OWNERSHIP                         BENEFICIAL
                             PRIOR TO THE                         OWNERSHIP AFTER THE
                         REGISTERED OFFERING                      REGISTERED OFFERING
                         -----------------------                  -----------------------
   NAME AND ADDRESS OF                           NUMBER OF SHARES
 REGISTERING STOCKHOLDER  SHARES     PERCENTAGE  BEING REGISTERED SHARES      PERCENTAGE
 ----------------------- ----------- ----------- ---------------- ---------   -----------
Michael V. Paulin.......     136,351       *         136,351             --            --
Rosemarie Paulin........      32,716       *          32,716             --            --
Maya Paulin.............      21,825       *          21,825             --            --
AnneMarie Paulin........      21,825       *          21,825             --            --

--------
*Less than 1%


                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock, par value $0.01 per share, 35,880,086 shares of which are outstanding as of the date of this Prospectus and (ii) 25,000,000 shares of Preferred Stock, par value $0.01 per share, none of which will be outstanding after the Registered Offering. The following summary description of the material features of the Company's capital stock is qualified by reference to the Charter and Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information."

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock establishing the designation, powers, preferences and relative, participating, option or other special rights and powers of such series of Preferred Stock, the holders of shares of Common Stock exclusively possess all voting power. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock issued in the Offering will be fully paid and nonassessable and the holders thereof will not have preemptive rights.

PREFERRED STOCK

  Preferred Stock may be issued from time to time, in one or more classes, as authorized by the Board of Directors. Prior to issuance of shares of each class, the Board of Directors is required by the MGCL and the Company's Charter to fix for each such class, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. The Board of Directors could authorize the issuance of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the Company's outstanding shares might believe to be in their best interests or in which holders of some, or a majority, of shares might receive a premium for their shares over the market price of such shares.

TRANSFER AGENT AND REGISTRAR

  The Company has appointed ChaseMellon Shareholder Services, L.L.C. as its transfer agent and registrar.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

  The Company's indebtedness at September 30, 1997 consists of hypothecated notes, the Convertible Notes, construction loans and other indebtedness and the 9 3/4% Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes"), with balances of $81.2 million, $138.0 million, $3.0 million, $23.7 million and $200 million, respectively. The Company has received a commitment from a bank lender to provide it with the $100 million Senior Credit Facility. The material terms of such indebtedness are summarized below.

HYPOTHECATED NOTES

  The Company has entered into hypothecation agreements with lenders for the Company's financing of customer receivables. The hypothecated notes, which totaled $132 million at June 30, 1997, bear interest from LIBOR plus 3% to the prime rate plus 3% and mature three to seven years from the date of the last advance. Under the Company's hypothecated note arrangements, the Company pledges as security qualified purchaser promissory notes to these lenders, who typically lend the Company 85% to 90% of the principal amount of such promissory notes. Payments under these promissory notes are made by the Vacation Interval purchaser directly to an unaffiliated payment processing center and such payments are credited against the Company's outstanding balance with the respective lenders. These arrangements currently have varying borrowing periods ranging from 18 to 20 months after the initial commitment date, with corresponding maturities ranging from five to seven years. The Company does not presently have binding agreements to extend the terms of such existing financing arrangements or for any replacement financing arrangements upon the expiration of such funding commitments, and there can be no assurance that alternative or additional arrangements can be made on terms that are satisfactory to the Company. Accordingly, future sales of Vacation Intervals may be limited by both the availability of funds to finance the initial negative cash flow that results from sales that are financed by the Company and by reduced demand which may result if the Company is unable to provide financing to purchasers of Vacation Intervals.

CONVERTIBLE NOTES

  In February 1997, the Company consummated its offering of $138.0 million aggregate principal amount of its Convertible Notes. The Convertible Notes are convertible into Common Stock at any time prior to maturity, unless previously redeemed, at a conversion price of $30.417 per share, subject to adjustment in certain events. The Convertible Notes bear interest at an annual rate of 5.75%, which interest is payable on January 15 and July 15 of each year, commencing on July 15, 1997. The Convertible Notes are redeemable, in whole or in part, at the option of the Company at any time on or after January 15, 2000, at certain redemption prices, plus accrued interest, if any, to the redemption date. If a change in control of the Company occurs, each holder of Convertible Notes will have the right, subject to certain conditions and restrictions, to require the Company to offer to repurchase for cash (subject to the Company's right to make such offer in Common Stock under certain circumstances) all outstanding Convertible Notes, in whole or in part, owned by such holder at 100% of their principal amount, plus accrued interest, if any, to the date of repurchase. The Convertible Notes are subordinated to all existing and future Senior Indebtedness of the Company and will be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. The Convertible Notes are also subordinated to the Senior Subordinated Notes.

CONSTRUCTION LOANS

  At September 30, 1997, the Company's construction loans totaled $3.0 million. Such loans are secured by real property, bear interest at rates ranging from LIBOR plus 4.25% to the prime rate plus 2% and are generally repaid at a fixed amount as the underlying security interests in real property is sold to a consumer in the form of a vacation ownership interval. Final maturities range from January 1998 to April 2004.

OTHER INDEBTEDNESS

  At September 30, 1997, the Company's other indebtedness totaled $23.7 million. Other indebtedness is secured by land ($4.7 million), bears interest at rates ranging from 7.75% to 9.00% and has final maturities ranging from 1999 to 2014. Also includes $13.5 million which is primarily secured by consumer mortgages bearing interest at 7.75% and maturing April 2004. This debt has been sold to a trust with recourse to the Company and is therefore not classified as hypothecated debt.

  The Company also has $5.5 million in advances on mortgages sold with recourse to a third party. The principal and interest on the mortgage receivables sold with recourse are remitted directly to the purchaser and are therefore not classified as hypothecated debt.

THE SENIOR SUBORDINATED NOTES

  In August 1997, the Company consummated its offering of the Senior Subordinated Notes. The Senior Subordinated Notes are unsecured senior subordinated obligations of the Company, are limited to an aggregate principal amount of $200,000,000 and will mature on October 1, 2007. The Senior Subordinated Notes bear interest at a rate of 9 3/4% per annum, payable semiannually on April 1 and October 1 of each year. The Senior Subordinated Notes are redeemable, in whole or in part, at the option of the Company on or after October 1, 2002, at certain redemption prices plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to October 1, 2000 the Company, at its option, may redeem up to 40% of the aggregate principal amount of the Senior Subordinated Notes originally issued with the net cash proceeds of one or more equity offerings at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. Upon a change of control, each holder of the Senior Subordinated Notes will have the right to require the Company to repurchase such holder's Senior Subordinated Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. In addition, in certain circumstances, the Company will be obligated to offer to repurchase the Senior Subordinated Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase in the event of certain asset sales.

  The Senior Subordinated Notes are subordinated in right of payment to all existing and future senior indebtedness of the Company and are effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. The Senior Subordinated Notes are senior in right of payment to the Convertible Notes. The indenture governing the Senior Subordinated Notes contains covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional indebtedness, (ii) pay dividends or make other distributions with respect to capital stock of the Company and its restricted subsidiaries, (iii) create certain liens, (iv) sell material assets of the Company or its restricted subsidiaries and (v) enter into certain mergers and consolidations.

CREDIT FACILITY

  The Company has received a commitment from NationsBank of Texas, N.A., as administrative lender, to provide it with the $100 million Senior Credit Facility. The Senior Credit Facility has a variable borrowing rate based on the percentage of the Company's mortgages receivable pledged to the lender under such facility and the amount of funds advanced pursuant thereto. The interest rate varies between LIBOR plus 7/8% and LIBOR plus 1 3/8%, depending on the amount of advances against mortgages receivable. The Senior Credit Facility contains customary covenants, representations and warranties and conditions to draw down on funds.

  The Senior Credit Facility will close through a two-step process. In January 1998, the Company closed the first $50 million portion of the Senior Credit Facility which will roll into the full $100 million Senior Credit Facility upon the closing of the second step in February 1998.

                             PLAN OF DISTRIBUTION

  The Company is registering the shares of Common Stock offered hereby pursuant to a Registration Rights Agreement dated October 10, 1997 between the Company and the Registering Stockholders which was executed in connection with the Marc Acquisition (the "Registration Rights Agreement").

  Any distribution of the shares covered by this Prospectus may be effected from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange, in negotiated transactions or in a combination of such methods of sale, at fixed prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. The Registering Stockholders will effect any such transactions with or through one or more broker-dealers which may act as agent or principal, and if required by the Company, through block trades or offerings through underwriters. Any such broker-dealer may receive compensation in the form of underwriting discounts, concessions or commissions from the Registering Stockholders and/or the purchaser of the shares for whom it may act as agent or to whom it may sell as principals or both. With respect to any shares sold by a Registering Stockholder, the Registering Stockholder and/or any broker-dealer effecting the sales may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by the broker-dealer and any profit on the resale of shares as principal may be deemed to be underwriting discounts or commissions under the Securities Act. Additionally, under the provisions of Rule 145(c) under the Securities Act, Mr. and Mrs. Paulin may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. The Registering Stockholders may also pledge or make gifts of their shares and the shares may also be sold by the pledgee or transferees. Pursuant to the Registration Rights Agreement the Company shall (i) pay substantially all of the expenses incurred by the Company and the Registering Stockholders incident to the sale of the shares offered hereby, excluding any fees and disbursements of counsel to such Registering Stockholders, (ii) provide customary indemnification to each Registering Stockholder and (iii) keep the Registration Statement continuously effective for the periods of time provided therein.

  The shares of Common Stock offered hereby are not, but ultimately may be, offered on an underwritten basis. If such shares are offered on an underwritten basis, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Commission, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. In addition, the underwriters may overallot any such underwritten offering, creating a syndicate short position. These activities may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. If the transactions described in this paragraph are undertaken, they may be discontinued at any time.

  In order to comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. Certain other legal matters will be passed upon for the Company by Latham & Watkins, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements of Signature Resorts, Inc. and subsidiaries incorporated by reference herein have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

  The consolidated financial statements of AVCOM International, Inc. and subsidiaries as of December 31, 1995, and for each of the two years in the period ended December 31, 1995, not presented separately in this Prospectus and the related Registration Statement or the documents incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report with respect thereto, given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of LSI Group Holdings Plc and subsidiaries as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, not presented separately in this Prospectus and the related Registration Statement or the documents incorporated by reference herein, have been audited by KPMG, chartered accountants and registered auditors, as set forth in their report with respect thereto, given upon the authority of said firm as experts in accounting and auditing.

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  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the registered securities to which this Prospectus relates or any offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

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                               TABLE OF CONTENTS

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                                                                            Page
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Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Summary....................................................................   3
Risk Factors...............................................................   8
Use of Proceeds............................................................  22
Consolidated Capitalization................................................  22
Business...................................................................  23
Certain Relationships and Related Transactions.............................  45
Registering Stockholders...................................................  48
Description of Capital Stock...............................................  48
Description of Certain Indebtedness........................................  49
Plan of Distribution.......................................................  51
Legal Matters..............................................................  51
Experts....................................................................  52

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                                 212,717 SHARES


                          [LOGO OF SIGNATURE RESORTS]

                            SIGNATURE RESORTS, INC.

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                               February 20, 1998

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